Exhibit 99.1

Westport Innovations Inc. Information for Shareholders	Annual and Special Meeting of Shareholders:

April 24, 2014
Management Information Circular
Dated March 5, 2014

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	ii
SECTION 1: VOTING	1
SOLICITATION OF PROXIES	2
NEW COMMUNICATION PROCESS FOR PROXY-RELATED MATERIALS	3
VOTING OF COMMON SHARES	4
MATTERS TO BE ACTED UPON	6
1. Receipt of 2013 Financial Statements	6
2. Election of Directors	6
3. Appointment of Auditors	6
4. Amendment to By-Law No. 1	7
SECTION 2: BOARD OF DIRECTORS	9
NOMINEES FOR ELECTION TO THE BOARD	10
MANDATE AND CHARTER OF THE BOARD OF DIRECTORS	15
STRUCTURE AND COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS	15
DIRECTOR COMPENSATION	19
ADDITIONAL DISCLOSURE RELATING TO THE DIRECTORS	22
SECTION 3: CORPORATE GOVERNANCE	24
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	25
BOARD OF DIRECTORS COMMITTEES	25
ADVISORY BOARD	28
CODE OF CONDUCT AND ETHICS	29
DISCLOSURE POLICY	30
SECTION 4: COMPENSATION OF EXECUTIVE OFFICERS	31
COMPENSATION DISCUSSION AND ANALYSIS	32
EXECUTIVE COMPENSATION FIGURES AND TABLES	42
PERFORMANCE GRAPHS	49
EQUITY COMPENSATION PLAN INFORMATION	52
SECTION 5: ADDITIONAL INFORMATION	65
ADDITIONAL INFORMATION	66
SECTION 6: SCHEDULES AND ATTACHMENTS	67
SCHEDULE "A" BOARD OF DIRECTORS' CHARTER	68
SCHEDULE "B" AUDITOR REPORTING PACKAGE	80

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, APRIL 24, 2014

TO SHAREHOLDERS OF WESTPORT INNOVATIONS INC.

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Westport Innovations Inc. ("Westport") will be held at the Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, April 24, 2014 at 2:00 p.m. (Pacific time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.	The receipt of the audited consolidated financial statements of Westport for the year ended December 31, 2013, together with the auditors' report on those statements;
2.	The election of directors of Westport for the next year;
3.	The appointment of auditors for Westport for the next year and the authorization of the directors to fix their remuneration;
4.	The approval of amendments to Westport's By-Laws; and
5.	The transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments of the Meeting.

Shareholders are referred to the accompanying management information circular dated March 5, 2014 (the "Circular") for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered with Computershare Trust Company of Canada ("Computershare") as Shareholders of Westport on March 5, 2014 ("Registered Owners") may attend the Meeting in person and vote. Shareholders owning Common Shares through a brokerage firm or in any other manner who are not directly registered with Computershare on March 5, 2014 ("Beneficial Owners") who wish to attend the Meeting and vote should enter their own names in the blank space on the instrument of proxy provided to them by their broker (or the broker's agent) and return that proxy to their broker (or the broker's agent) in accordance with the instructions provided by their broker (or agent), well in advance of the Meeting. Registered and Beneficial Owners who do not wish to attend the Meeting or to vote their Common Shares in person may be represented by proxy. A person appointed as proxyholder does not need to be a shareholder of Westport. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying registered instrument of proxy (the "Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. For Registered Owners, the Proxy, or form of proxy, will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof. Registered owners may also vote by telephone or over the internet as described in the accompanying Proxy. For Beneficial Owners, the instrument of proxy provided by your broker (or the broker's agent) can be mailed to Broadridge Financial Solutions, Inc. ("Broadridge") at the address set forth on such instrument of proxy or, alternatively, a Beneficial Owner can either call Broadridge's toll-free telephone line to vote, or access Broadridge's dedicated voting website at www.proxyvote.com.

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Only persons registered as holders of Common Shares on the records of Westport as of the close of business on March 5, 2014, are entitled to receive notice of the Meeting.

Dated as of the 5th day of March, 2014.

By the order of the Board of Directors

(Signed) William (Bill) E. Larkin
William (Bill) E. Larkin Chief Financial Officer

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SECTION 1:
VOTING

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SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation by the management of Westport Innovations Inc. ("Westport" or the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the holders ("Shareholders") of Common Shares ("Common Shares") of Westport. This Meeting is to be held at the Pan Pacific Vancouver Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, April 24, 2014 at 2:00 p.m. (Pacific time) for the purposes set forth in the accompanying notice of Meeting (the "Notice"). Solicitation of proxies will be primarily by mail but may also be by way of telephone, facsimile or oral communication by the directors, officers, or regular employees of Westport, at no additional compensation to them. The costs of the solicitation of proxies will be borne by Westport.

Appointment of Proxyholders and Revocation of Proxies

An Instrument of Proxy (the "Proxy") accompanies this Circular, the persons named in it are an officer of Westport and Westport's external legal counsel, who is expected to act as secretary for purposes of the Meeting. A Shareholder, however, has the right to appoint another person (who does not need to be a Shareholder) to represent him or her at the Meeting. To exercise this right, a Shareholder should strike out the names on the Proxy and insert the name of his or her appointee in the blank space provided. Alternatively, a Shareholder may complete a Proxy in an appropriate written form of his or her own choosing ("Alternative Form of Proxy"). The Proxy or an Alternative Form of Proxy will not be valid unless it is deposited at the offices of Computershare Trust Company of Canada ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (fax numbers: 1-866-249-7775 toll free North America, or 1-416-263-9524 international) not less than forty-eight (48) hours (excluding Saturdays, Sundays, and holidays) before the time of the Meeting or any adjournment of the Meeting.

A Shareholder who has submitted a Proxy or Alternative Form of Proxy may revoke it by means of a written document signed by the Shareholder or by his or her duly authorized attorney, or if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation. The document must be deposited either: (i) at the registered office of Westport (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting at which the Proxy or Alternative Form of Proxy is to be used; or (ii) with the Chairman of the Meeting on the day of, but prior to, the Meeting or any adjournment of the Meeting. In addition, a Proxy or Alternative Form of Proxy may be revoked: (i) by the Shareholder personally attending at the Meeting and voting the securities represented by the Proxy, or, if the Shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the Meeting and voting the securities; or (ii) in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the direction of the Shareholder appointing them. In the absence of such specification, the Proxyholder shall be deemed to have been granted the authority to vote the relevant Common Shares FOR: (i) the election of the directors, as set forth in this Circular; (ii) the appointment of auditors, as set forth in this Circular, at such remuneration as may be determined by the board of directors of Westport (the "Board of Directors"); and (iii) the amendment of Westport's By-Laws, as set forth in this Circular. The Proxy also confers discretionary authority upon the persons named in the Proxy with respect to amendments to, or variations of, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting. As of the date of this Circular, the management of Westport knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

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Signing of Proxy

A Proxy signed by a person acting as an attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate his or her capacity (following his or her signature) and should provide the appropriate documentation confirming qualification and authority to act (unless such documentation has previously been filed with Westport or Computershare).

NEW COMMUNICATION PROCESS FOR PROXY-RELATED MATERIALS

Effective February 11, 2013, the Canadian Securities Administrators ("CSA") adopted amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") and National Instrument 51-102 Continuous Disclosure Obligations, which include allowing the use of a new "notice-and-access" process for the delivery of proxy-related materials, annual financial statements and related management's discussion and analysis ("MD&A"). The amendments are intended to improve and simplify the process by which reporting issuers send proxy-related materials to and solicit proxies and voting instructions from registered shareholders and beneficial owners of their securities.

Under the new notice-and-access process, reporting issuers are permitted to deliver proxy-related materials, including annual financial statements and the annual MD&A, by posting them on SEDAR as well as a website other than the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") and sending a notice package to each shareholder explaining how to access them. The notice package must include, amongst other things: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) a plain-language explanation of the notice-and-access process and how to obtain the materials online; (iv) instructions on how to obtain a paper copy of the proxy-related materials if an electronic version is not preferred. Where prior consent has been obtained, a reporting issuer can send this notice package to shareholders electronically. This notice package must be mailed to shareholders from whom consent to electronic delivery has not been received.

Consistent with the period of time within which a reporting issuer must fulfill requests for paper copies of proxy-related materials, any person using the notice-and-access system must ensure that proxy-related materials are on the non-SEDAR website for a period of one year from the date of posting.

Westport will use the notice-and-access process as its method of communication with beneficial shareholders for shareholder voting and proxy-related materials. The notice-and-access method is consistent with Westport's sustainability objectives to reduce environmental impact and allows Westport to significantly reduce costs associated with printing and mail delivery.

Notwithstanding the new notice-and-access process, the Business Corporations Act (Alberta) ("ABCA") requires Westport to deliver a copy of the annual financial statements to registered shareholders unless such registered shareholders inform Westport in writing that they do not want a copy of the annual financial statements. A registered shareholder that does not waive the delivery of the annual financial statements must be provided a written copy of such statements unless they provide written consent to electronic delivery. Westport must also deliver a printed copy of the Circular to a registered shareholder unless such shareholder provides written consent to electronic delivery. In order to ensure compliance with the ABCA, registered shareholders will be mailed a copy of this Circular unless Westport has received written consent to electronic delivery.

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Broadridge Financial Solutions, Inc. ("Broadridge") is the approved intermediary for mailing proxy-related materials to beneficial owners (both objecting and non-objecting). Computershare, Westport`s transfer agent, is the approved intermediary for mailing proxy related materials to registered shareholders. Westport intends to pay for proximate intermediaries to forward the proxy-related materials and the voting instruction form to objecting beneficial owners under NI 54-101.

VOTING OF COMMON SHARES

Voting of Common Shares - General

As at March 5, 2014, there were 62,796,911 Common Shares issued and outstanding, each of which carries the right to one vote at meetings of Shareholders. Only persons registered as Shareholders on the books of Westport maintained by Computershare ("Registered Shareholders") as of the close of business on March 5, 2014 (the "Record Date") are entitled to receive notice of and to vote at the Meeting. Shareholders who do not hold Common Shares in their own name on the records of Westport are not entitled to receive notice of the Meeting or to vote in respect of such Common Shares at the Meeting and should refer to the section entitled "Advice to Beneficial Holders of Common Shares" immediately below for details regarding how they may exercise voting rights. Any person who acquires Common Shares from a Shareholder after the Record Date may vote those Common Shares if, not later than 10 days prior to the Meeting, that person makes a request in a satisfactory written form to Computershare to have his or her name included as a Registered Shareholder on the list of Shareholders for the Meeting and establishes that he or she owns such Common Shares.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance as most Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Westport as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's own name on the records of Westport. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these Common Shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

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Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every brokerage has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders if they wish to ensure their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by his or her broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails that form to Beneficial Shareholders and asks them to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge's toll-free telephone line or access Broadridge's dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Common Shares directly at the Meeting - voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the Registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as Proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

Beneficial Shareholders fall into two categories - those who object to their identity being made known to the issuers of securities which they own ("Objecting Beneficial Owners" or "OBOs") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners" or "NOBOs"). Subject to the provisions of NI 54-101 issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.

These proxy-related materials are being sent to both registered and non-registered owners of Common Shares. Non-registered owners of Common Shares will receive these proxy-related materials through the use of the notice-and-access process (see "New Communication Process for Proxy-Related Materials").

Westport's OBOs can expect to receive their materials related to the meeting through use of the notice-and-access process with a notice describing how to access such materials being delivered from Broadridge or their brokers or their broker's agents as set out above.

Principal Holders of Common Shares

As at March 5, 2014, Mr. Kevin Douglas, through and on behalf of K&M Douglas Trust, Douglas Family Trust, James E. Douglas III and Douglas Irrevocable Descendents Trust maintains direct or indirect control or direction over 9,848,559 common shares, representing approximately 15.7% of the issued and outstanding Common Shares.

To the knowledge of the directors and senior officers of Westport, as of the effective date of this Circular, there are no other persons who beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Shares.

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MATTERS TO BE ACTED UPON

1. Receipt of 2013 Financial Statements

Westport's financial statements for the fiscal year ended December 31, 2013 will be forwarded to registered Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the ABCA being met with the advance circulation of such financial statements. If any Shareholders have questions respecting such financial statements, the questions may be brought forward at the Meeting.

2. Election of Directors

At the present time, Westport has nine directors and the Board of Directors has fixed the number of directors to be nominated at the Meeting at nine. Each director will be elected individually and not as a slate. All of the current nominees, with the exception of Ms. Eprile, were elected as directors by the Shareholders at last year's Annual and Special Meeting. Ms. Eprile joined the Westport Board of Directors effective October 24, 2013. All of the proposed nominees are currently directors of the Corporation and have agreed to serve as directors if elected. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of Westport or applicable law. The Board of Directors cannot currently consist of less than one director and more than ten directors, with the number of directors within such range to be fixed from time to time by resolution of the Board of Directors.

Unless otherwise directed, the persons named in the Proxy intend to vote in favor of the election, as directors of Westport, of the nominees whose names are set forth in this Circular in Section 2 - Board of Directors.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy that requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Nominating and Corporate Governance Committee of the Board of Directors for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Nominating and Corporate Governance Committee shall consider the resignation and shall provide a recommendation with respect to such resignation to the Board of Directors. The Board of Directors will consider the recommendation of the Nominating and Corporate Governance Committee and determine whether to accept the resignation within 90 days of the applicable meeting and a news release will be issued by Westport announcing the Board of Director's determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

3. Appointment of Auditors

The firm of KPMG LLP served as independent auditor for Westport for the twelve month period ended December 31, 2013. KPMG LLP has acted as independent auditor of Westport since 1995. The Board of Directors has determined to not ask KPMG LLP to continue as auditors for Westport. See section below "Change of Auditor". Upon the unanimous recommendation of the Audit Committee, the Board of Directors has proposed that Deloitte LLP be nominated for appointment in this capacity for the current fiscal year.

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Additional information relating to KPMG LLP's fees for the 2013 fiscal year is contained in Westport's Annual Information Form for the year ended December 31, 2013.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Deloitte LLP, Chartered Accountants, of 1055 Dunsmuir Street, British Columbia, as the auditor of the Corporation to hold office for the ensuing year at a remuneration to be fixed by the Board of Directors.

The Corporation has been advised that a representative of KPMG LLP and Deloitte LLP will attend the Annual and Special Meeting and will have the opportunity to make a statement and respond to appropriate questions from Shareholders. See additionally, Schedule "B" hereto for the reporting package in respect of such change in auditor.

4. Amendment to By-Law No. 1

Westport's By-Law No. 1 (the "By-Law") was amended and re-stated with a view to enhancing Westport's good governance, implementing certain of the recommendations of the leading proxy advisory firms, to allow notice-and-access provisions to be utilized in delivering meeting materials to Shareholders, to update the description of certain offices and to update, streamline, or otherwise simplify other procedural matters.

On October 25, 2013 the Board of Directors approved the amendment and re-statement of the By-Law. A complete copy of the By-Law is available under Westport's profile on SEDAR at www.sedar.com. Shareholders are encouraged to read the full text of the By-Law prior to voting on the By-Law Amendment Resolution (as defined below) at the Meeting.

More specifically, the By-Law was amended and re-stated to:

1. Allow any one director or officer of Westport to execute and deliver proxies and arrange for the issuance of voting certificates in other bodies corporate, rather than by any two directors or officers of Westport.

2. Delegate from the Board of Directors to any one director or officer of Westport the authority to: (i) borrow money upon the credit of Westport, (ii) issue, reissue, sell or pledge bonds, debentures or notes of Westport, (iii) give a guarantee on behalf of Westport to secure performance of any present or future indebtedness, liability or obligation of any person, and (iv) mortgage, hypothecate, pledge or create a security interest in Westport's property.

3. Change the quorum requirement for director meetings to a majority of the number of directors and to prohibit, subject to certain exceptions, directors from transacting business at a meeting of directors unless a quorum is present and at least one-quarter of directors present at such meeting are resident Canadians.

4. Remove the ability of the chairman of the meeting to have a second or casting vote in the case of an equality of votes.

5. Update the description and responsibilities of certain offices, including those of Chief Executive Officer ("CEO"), Vice Chairman and Executive Vice-President.

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6. Delegate the authority to appoint agents or attorneys for Westport from the Board of Directors to any one director or officer of Westport.

7. Permit meetings of Shareholders to be held outside of Alberta or British Columbia if the articles of Westport so provide or if all of the Shareholders entitled to vote at that meeting so agree.

8. Clarify how, and to whom, notices of meetings of Shareholders (or other notices to be provided under the By-Law) are to be provided, including, without limitation, to permit electronic delivery of notices to facilitate the utilization of the notice-and-access system for the delivery of proxy materials to Shareholders.

9. Increase the quorum requirement for Shareholder meetings from two persons holding or representing 5% of the shares entitled to be voted at such meeting to 25% of the shares entitled to be voted at such meeting, or one Shareholder who holds a majority of the shares entitled to be voted at such meeting.

10. Allow for the execution of certain instruments on behalf of Westport by any one director or officer of Westport or by any person authorized in writing by such authorized signatory or the Board of Directors.

The Board of Directors has approved the proposed amendment to the By-Law, subject to receipt of applicable Shareholder approvals. At the Meeting, Shareholders will be asked to consider and, if thought fit, approve the following resolution (the "By-Law Amendment Resolution"):

"BE IT RESOLVED THAT:

1. By-Law No. 1 of Westport Innovations Inc. ("Westport") as amended and re-stated on October 25, 2013 is hereby approved, ratified and confirmed as By-Law No. 1 of Westport; and

2. Any director or officer of Westport is hereby authorized and directed, for and on behalf of Westport, to execute and deliver all such documents and instruments and to do all such acts and things as in the opinion of such officer or director may be necessary or desirable to give effect to the foregoing resolution."

In order to be effective, the By-Law Amendment Resolution must be approved by a majority of the votes cast by Shareholders, present in person or by proxy, at the Meeting, unless otherwise specified. Unless otherwise instructed, the persons named in the form of proxy accompanying this Circular intend to vote FOR the By-Law Amendment Resolution.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise set forth herein, management of Westport is not aware of any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise of any director or proposed nominee for election as director, or executive officer or anyone who has held office as such since January 1, 2013, or of any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting other than the election of directors.

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SECTION 2:
BOARD OF DIRECTORS

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NOMINEES FOR ELECTION TO THE BOARD

The following table and accompanying notes set forth the names and municipalities of residence of all persons proposed to be nominated for election as directors, the positions with Westport now held by them, their principal occupations or employment for the preceding five years, the dates on which they became directors of Westport, and the number of securities of Westport owned by them or over which they exercise control or direction as at the Record Date.

John A. Beaulieu (79), a US citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002. Mr. Beaulieu brings a wealth of knowledge from the capital markets arena finding, financing, and assisting in the growth of more than 75 emerging growth technology-based companies since 1986. Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990. Mr. Beaulieu's business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products. Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co. Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California.

Chairman of the Board of Directors

Member of the Audit Committee(1)

Member of the Human Resources and Compensation Committee

Member of the Nominating and Corporate Governance Committee

Member of the Strategy Committee

17,645 Common Shares(2)

7,967 Units(2)

Dr. Warren J. Baker (75), a US citizen, of Avila Beach, California, USA, joined the Board of Directors in September of 2002. He is currently Chair of the Nominating and Corporate Governance Committee. Helping drive Westport's innovation and technology path, Dr. Baker has led a distinguished career in science and technology including the US National Science Board under President Reagan. More recently, Dr. Baker retired as President Emeritus of California Polytechnic State University in San Luis Obispo, California, having served as President from 1979 until August 1, 2010. Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a former member of the board of directors of the California Council for Science and Technology, and a former member of the US Business-Higher Education Forum. Dr. Baker has served as a member of the US National Science Board appointed by President Reagan serving two terms from 1985 to 1994. He has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation. From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and Human Resources and Compensation Committee. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is currently Chair of the Board of Governors, US - Mexico Foundation for Science.

Chair of the Nominating and Corporate Governance Committee

Member of the Human Resources and Compensation Committee

Member of the Strategy Committee

19,597 Common Shares(2)

7,128 Units(2)

17,855 Options(2)

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M.A. (Jill) Bodkin (70), a Canadian citizen, of Vancouver, British Columbia, Canada, chairs the Human Resources and Compensation Committee. Helping Westport invest and grow has been a passion for Ms. Bodkin since she joined the board in July of 2008. Ms. Bodkin brings a significant amount of public company and venture capital markets expertise and a distinguished background with the BC Securities Commission and Ernst & Young. She has been Corporate Director and Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. A director of public and private companies, Ms. Bodkin is also the President of Yaletown Venture Partners VCC, Vancouver, and on boards of Valemount Glacier Destinations, Exro Technologies, Syracuse University's Maxwell School of Citizenship and Public Affairs, and Vancouver Opera. From 2004 to 2011, Ms. Bodkin was Director for Canada for KCTS 9 Television, the Seattle based Pacific Northwest PBS station. She is a Governor and former Chair of the Vancouver Board of Trade, as well as a former Director of the Laurentian Bank of Canada and President of the Board of Pacific Coast Public Television. She has served on the Audit Oversight Council for the Canadian Institute of Chartered Accountants, advisory boards on investment and trade to Canadian and British Columbia Cabinet Ministers, and as a Trustee of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation. After her early career in trade and finance in Canada's capital, Ms. Bodkin was appointed, in 1981, British Columbia's first woman Deputy Minister, responsible for financial institutions, then served as founding Chair of the BC Securities Commission. From 1987 to 1996, she was a Corporate Finance Partner with Ernst & Young, advising on financing technology companies and capital projects in North America and Asia. Her mid-career graduate studies were in public finance at the Maxwell School, and she has been an Executive in Residence at UBC's Faculty of Business.	Chair of the Human Resources and Compensation Committee Member of the Audit Committee(1) 8,981 Common Shares(2) 7,128 Units(2)
David R. Demers (58), a Canadian citizen, of Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a member of the Board of Directors since the Corporation was formed in March of 1995. Overseeing the formation of Westport and its growth from five people to over 1,000 and the continuous evolution of the natural gas vehicle market, Mr. Demers brings an entrepreneurial spirit and an unmatched drive to make Westport's technology and company a global success. Mr. Demers holds a Bachelor of Science (Physics) degree and a Juris Doctor (Law), both from the University of Saskatchewan. Mr. Demers started his career at IBM Canada and has been involved in the formation and growth of several successful technology companies. He is currently a member of the board of directors of Primero Mining Corp. (NYSE:PPP) and ECRI, a private software company.	Chief Executive Officer Member of the Strategy Committee 127,257 Common Shares(2) 423,172 Units(2)(3) 38,631 Options(2)

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Brenda J. Eprile (59), a Canadian citizen of North York, Ontario, was appointed to Westport's Board of Directors in October of 2013 and brings extensive financial experience and acumen. Ms. Eprile's familiarity with Westport as a former Advisory Board member and her deep understanding of public companies is valuable to Westport as it continues to grow and business evolves. Ms. Eprile has been the Managing Director at Sanford Eprile & Company since 2012, a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1998 to 2000, Ms. Eprile was a Partner at Deloitte LLP and created a regulatory advisory practice for the Canadian member firm of Deloitte LLP focusing on public companies and financial services firms. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. From 1982 to 1985, Ms. Eprile was an audit and accounting staff member at Coopers and Lybrand serving a variety of industry sectors including financial services and industrial products. Ms. Eprile is an FCPA, and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is the past Chair of the Board of Canada's National Ballet School.	Member of the Audit Committee(1) 1,846 Common Shares(2) 3,822 Units(2)
Philip B. Hodge (48), a Canadian citizen, of Calgary, Alberta, Canada has been a member of the Board of Directors since June of 2012. Mr. Hodge has returned to Westport as a director after working at Westport as Vice-President and General Counsel from 2000 to 2006. Mr. Hodge demonstrated strong leadership at Westport through developing and managing strategic partnerships with various industry partners, and acted in a key role in the Cummins Westport and Weichai Westport joint venture formation. Mr. Hodge's diverse background in finance and law, combined with his experience in the oil and gas industry is an asset to Westport's Board of Directors and its committees. Mr. Hodge is the President, Chief Executive Officer and Director of Pine Cliff Energy Ltd., a Canadian junior oil and gas company listed on the Toronto Venture Exchange since January 2012. Mr. Hodge most recently held the positions of Vice President, Business Development and Vice President Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and natural gas producers in North America. Prior to that, Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary based investment banks. From 2000 to 2006, Mr. Hodge was Vice-President and General Counsel of Westport where he was responsible for legal, corporate governance, strategic partnership and corporate development functions, as well as the formation and growth of the company's business in China. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm's securities and mergers and acquisitions teams in its Calgary office. Mr. Hodge has a Bachelor of Commerce and Bachelor of Law from the University of Alberta.	Member of Audit Committee(1) Member of the Strategy Committee 9,448 Common Shares(2) 6,947 Units(2)

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Dr. Dezsö J. Horváth (71), a Canadian citizen, of Toronto, Ontario, Canada, has been a member of the Board of Directors since September of 2001. Dr. Horváth's rich history in strategy and academia brings the necessary process and attention to detail that helps turn the board and management's vision into a reality. Dr. Horváth is an internationally renowned strategist and educator with recognition as a Member of the Order of Canada and the recipient of the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He is an Electrical Engineer and holds several degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a director of Inscape Corporation (since 2003), Samuel, Son & Co. Limited (since 2007) and UBS Bank (Canada) (2009). He is also a director of The Toronto Leadership Centre (since 1998) and the Canada-India Business Council (C-IBC) (since 2009). As well, he is on the International Advisory Council of the St. Petersburg University School of Management, Russia (since 1996), Guanghua School of Management, Peking University, China (since 2007), Fundaçäo Dom Cabral (FDC), Brazil (since 2009). Dr. Horváth is a member of the Strategic Management Society (SMS), the Academy of Management (AOM) and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada. In 2012, he received the Queen's Diamond Jubilee Medal in recognition of his achievements and significant contributions to Canada.	Chair of the Strategy Committee Member of the Audit Committee(1) 61,047 Common Shares(2) 13,750 Options(2) 7,128 Units(2)

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Douglas R. King (71) a US citizen, of Hillsborough, California, USA, has been a member of the Board of Directors since January of 2012. Mr. King's appointment highlights the Corporation's commitment to strong corporate governance and financial oversight. Mr. King's extensive experience in finance, accounting and public company audits, combined with his experience in the technology and alternative fuel industries, is an asset to Westport's Board of Directors and its committees. Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Mr. King served as the Managing Partner at the San Francisco office of Ernst & Young LLP from 1998 to 2002. Currently, Mr. King is a member of the board of directors, Chairman of the audit committee, and member of the nominating and corporate governance committee at Silicon Graphics International Corp. (NASDAQ:SGI); member of the board of directors, Chairman of the audit committee, and member of the executive compensation and finance committees at SJW Corp. (NYSE:SJW); and a member of the board of directors, Chairman of the audit committee and member of the executive compensation committee of the private company Adaptive Spectrum and Signal Alignment, Inc. Previously, Mr. King was a member of the board of directors, Chairman of the audit committee, and member of the nominating and corporate governance committee at Fuel Systems Solutions (NASDAQ:FSYS) from April 2006 until July 2010 and a member of the board of directors, Chairman of the audit committee and member of executive compensation and special committees of Marvell Technology Group (NASDAQ:MRVL) from April 2004 until October 2007. Mr. King has a Bachelor of Science degree from the University of Wisconsin (Madison) and a Masters of Business Administration degree from the University of Arkansas.	Chair of Audit Committee(1) Member of Nominating and Corporate Governance Committee 8,942 Common Shares(2) 7,128 Units(2)
Gottfried (Guff) Muench (62), a Canadian citizen, of West Vancouver, British Columbia, Canada, joined the Board of Directors in July of 2010. Mr. Muench has a strong history in the natural gas transport industry serving as the first President of Cummins Westport from 2001 to 2002. His career experience and success at Cummins as one of the leading Cummins distributors is of great assistance to Westport and the Board of Directors as the Corporation focuses its efforts on product commercialization. Mr. Muench obtained a Masters of Business Administration degree (1981) from the University of Western Ontario, and from 1981 to 2010, Mr. Muench held various senior positions within Cummins Inc., including Canadian General Sales Manager-Parts in Oakville, Ontario, and Vice-President, Distribution & Customer Support for Cummins Engine Company in Columbus, Indiana. In 1986, Mr. Muench became the owner and principal of Cummins British Columbia, now Cummins Western Canada, the Cummins distributor for western Canada that now serves customers in eight different provinces and territories.	Vice Chair of the Board of Directors Member of the Strategy Committee Member of Human Resources and Compensation Committee 11,198 Common Shares(2) 6,799 Units(2)

Notes:

(1)	For further information on the Audit Committee's composition, mandate and other matters please refer to the section entitled "Audit Committee Matters" in Westport's Annual Information Form.
(2)	The number of Common Shares, options, and units beneficially owned or controlled are provided as at March 5, 2014. The information as to this number, not being within the knowledge of Westport, has been furnished by the respective nominees.
(3)	Certain of such Units are subject to a performance factor and may result in the issuance of more (up to two times) or less Common Shares then represented by the number of Units.

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Westport has a compensation policy for its non-management directors of primarily compensating such directors with an annual retainer payment and equity based compensation. See information in this Circular under the heading "Director Compensation".

Nomination of Directors

To identify new candidates for nomination to the Board of Directors, the Board of Directors has appointed a Nominating and Corporate Governance ("NCG") Committee whose responsibilities are described below under the heading "Nominating and Corporate Governance Committee".

Any new appointees or nominees to the Board of Directors must have a favourable track record in general business management, special expertise in areas of strategic interest to Westport, and the ability to devote the time required and a willingness to serve as a director.

MANDATE AND CHARTER OF THE BOARD OF DIRECTORS

In general terms, the Board of Directors is responsible for the overall stewardship of Westport and is charged with overseeing the management of the business and affairs of Westport pursuant to its bylaws and applicable law, and together with Executive Management, pursuing the creation of long term shareholder value.

Each director and officer of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long term best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors conducts its business under the guidance of the Westport Board of Directors Charter (the "Charter"), which is attached as Schedule "A" to this document. The Charter is reviewed every year and is updated in accordance with new regulation and new governance practices. The Charter also works in conjunction with the various charters of the committees of the Board of Directors (the “Committees”) and with the various position descriptions of the board and executive management. All of these documents can be found on our website at http://www.westport.com/investors/corporate-governance.

As can be seen from the Charter, the Board of Directors has a number of core responsibilities, including developing and fostering appropriate corporate culture, executive leadership and oversight, corporate communications, corporate governance, overseeing long term strategic planning, approving an annual operating plan and budget, reviewing material financing activities, reviewing and approving material transactions including acquisitions or divestitures, and establishing and overseeing Westport's risk assessment and internal controls processes.

STRUCTURE AND COMPOSITION OF THE BOARD & ELECTION OF DIRECTORS

The NCG Committee has the responsibility of recommending the size of the Board of Directors. Currently the Board of Directors consists of nine directors. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors in order to effectively fulfill its mission. To that end the NCG Committee annually reviews Board of Directors composition and individual director contributions, as well as potential candidates for election as Westport directors, and recommends directors for election by Shareholders.

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Directors will be individually nominated and elected annually at the Westport Annual Shareholder Meeting. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director will immediately submit his or her resignation to the Chair of the Board of Directors (the "Board Chair") in accordance with Westport’s Majority Voting Policy.

Duties of Directors

The fundamental responsibility of the Directors is to promote the long term best interests of Westport, rather than the interests of any individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.

All directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices.

Board Leadership

The Board Chair sits at the unique intersection between the Board of Directors and executive management and although the Board Chair is also a director and shares all of the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities:

•	He or she will preside at all meetings of the Board of Directors and at meetings of Shareholders, or delegate a substitute chair if necessary.
•	He or she will represent the Board of Directors in discussions with third parties, including Westport shareholders and other stakeholders as well as business partners, suppliers, regulators and professional advisors of all kinds.
•	The Board Chair will appoint all Committee chairs annually.
•	In conjunction with the NCG Committee Chair, he or she is responsible for assessing the overall effectiveness of the Board of Directors and each of the Committees and taking appropriate action to improve Board of Directors performance.
•	He or she will often lead special projects or take on special assignments from the Board of Directors.
•	He or she is responsible for ensuring that the Board of Directors in fact operates independently from management and, for example, will ensure executive sessions of independent directors will be held at each meeting of the Board of Directors.

The Board Chair will be elected annually by the independent directors at a meeting of the new directors immediately after the annual shareholder meeting.

The Charter does not forbid the election of a Board Chair who is not an independent director (for example, many companies combine the role of Board Chair and CEO and Westport is permitted to do so). Where the Board Chair is not an independent director, the Charter provides for the appointment of a "Lead Director" who is both independent and who will take on certain of the Board Chair's responsibilities where independence is necessary. Westport has developed and adopted a position description for such Lead Director which will apply if Westport were to combine the role of Board Chair and CEO and appoint such a Lead Director, a copy of such position description is posted and available on the Westport website at http://www.westport.com/company/investors/corporate-governance/.

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Board Independence and Effectiveness

Westport believes an effective Board of Directors necessarily has a high degree of independence from management and, although a working culture of trust and collaboration must exist with executive management in order for Westport to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long term interests of Westport shareholders. To that end, the Board of Directors has adopted several organizational principles:

•	The Board of Directors must have a majority of independent directors. Today, all directors except Mr. Demers, who is the CEO, are considered to be independent within the meaning of NP 58-201 and the NASDAQ Listing Rules. In 2013, 14 meetings were held where only independent directors were in attendance.
•	The Board of Directors has formed four Committees and delegated specific responsibilities to each Committee. Each Committee will operate under a charter, and has a Chair responsible for leadership and overall operation of the Committee. The Committees are: Audit, Human Resources and Compensation ("HRC"), NCG, and Strategy (the "Committees").
•	The Audit Chair, the NCG Chair and the HRC Chair will only be held by independent directors and all members of these Committees will be independent directors.
•	The Board of Directors has also formed an advisory board (the "Advisory Board") to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the directors. Advisory Board members will always be independent from management.

Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the CEO and Board Chair, who will then bring recommendations to the full Board of Directors for approval. These functions include:

(a)	Revising the Charter from time to time;
(b)	Developing a position description for the Board Chair (and Lead Director, if the Board Chair is not an independent director) and the Chairs of each Committee; and
(c)	Developing a position description for the CEO, as well as indicators to measure the CEO's performance.
Position Description for the Board Chair and Committee Chairs

The Board of Directors has established written descriptions of the positions of the Board Chair, and a general position description for the chair of the committees of the Board of Directors. A copy is posted and available on the Westport website at http://www.westport.com/company/investors/corporate-governance/.

Position Description for Chief Executive Officer

The Board of Directors has adopted a written position description for the CEO a copy of which is posted and available on the Westport website at http://www.westport.com/company/investors/corporate-governance/.

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Orientation and Continuing Education

Westport's orientation program includes meetings with the Board Chair to better understand the role of the Board of Directors, its Committees and its directors and with executive officers to understand the nature and operations of Westport's business. New members of the Board of Directors are also provided with copies of the Charter and charters of the Committees, the most recent strategic plan and other pertinent information. Additionally, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to Westport. Westport encourages its directors to undertake additional continuing education and budgets an amount equal to $2,000 per director, per year, for such continuing education.

Meetings of the Board of Directors

The Board of Directors meets as necessary during the year. The Board of Directors had seven meetings in Westport's last fiscal year, four times in person, and three times by telephone conference call. At every meeting there is the opportunity for the independent directors to meet without management or related directors present in sessions chaired by the Board Chair to discuss any procedural or substantive issues. Quorum for Board of Directors meetings requires a majority of the Board of Directors members to be in attendance, including at least 25% resident Canadian directors.

The Audit Committee meets at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis, and related filings. The following table reflects the attendance of each of the directors for the year ended December 31, 2013 for meetings of the Board of Directors and the Audit Committee.

Name	Board Meetings In Person	Board Meetings Telephonic(1)	Audit Committee(2)	In Person Board and Audit Committee Meetings (if a member) Individual Attendance Rate
Dr. Warren J. Baker	4 of 4 = 100%	2 of 3 = 67%	-	100%
John A. Beaulieu	4 of 4 = 100%	3 of 3 = 100%	7 of 8 = 88%	87.5%
M.A. (Jill) Bodkin	4 of 4 = 100%	3 of 3= 100%	8 of 8= 100%	100%
David R. Demers	4 of 4 = 100%	3 of 3 = 100%	-	100%
Brenda J. Eprile(3)	1 of 1 = 100%	-	-	100%
Nancy S. Gougarty(4)	2 of 2 = 100%	1 of 1 = 100%	-	100%
Philip B. Hodge	4 of 4 = 100%	3 of 3 = 100%	8 of 8 = 100%	100%
Dr. Dezsö J. Horváth	4 of 4 = 100%	3 of 3 = 100%	8 of 8 = 100%	100%
Douglas R. King	4 of 4 = 100%	3 of 3 = 100%	8 of 8 = 100%	100%
Gottfried (Guff) Muench	4 of 4 = 100%	3 of 3 = 100%	-	100%

Notes:

(1)	Board telephonic meetings are for the most part informational and attendance is not mandatory.
(2)	Board meetings were held as necessary to approve the financial statements immediately after the Audit Committee meetings.
(3)	Brenda Eprile was appointed to the Board of Directors effective October 24, 2013. Ms. Eprile was previously a member of Westport's Advisory Board.
(4)	Nancy Gougarty was appointed to the Board of Directors effective February 8, 2013. Nancy Gougarty resigned as director of Westport effective July 26, 2013 upon her appointment as President and Chief Operating Officer.

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DIRECTOR COMPENSATION

The Board of Directors annually reviews and approves director compensation that recognizes the directors' time commitments and compensation to ensure compensation is in line with other directors of comparable companies. Directors receive a fixed retainer for services rather than a fee per meeting.

In 2013, non-management directors were paid a base retainer of U.S. $55,000, with the Board Chair receiving a retainer of U.S. $110,000. Non-management directors were also entitled to an additional fee of U.S. $7,500 for serving as a member of the Strategy Committee or the NCG Committee, and an additional fee of U.S. $8,500 for serving as a member of the Audit Committee or the HRC Committee. General Committee Chairs received an additional retainer of U.S. $15,000 while the Audit Committee Chair received an additional retainer of U.S. $20,000. In 2013, each non-management director who was not a Committee Chair or the Board Chair received an amount equal to U.S. $150,000 in Units. The Committee Chairs each received an amount equal to U.S. $170,000 in Units and the Board Chair received an amount equal to U.S. $190,000 in Units. Outside Westport directors do not receive payment for Board of Directors or Committee meetings attended in person or by telephone. Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or Committee meetings. If a meeting or group of meetings is held outside of Canada or the United States, an attending director receives an additional fee of U.S. $1,000 per day over the three day required attendance for the meeting in recognition of the additional time required to travel to and from the meeting or meetings.

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by Westport to the following individuals who were directors of Westport during the 2013 fiscal year, excluding Mr. Demers who was also a named executive officer, as defined in Form 51-102F6 ("NEO") and receives no compensation for his service as a director.

Name	Fees earned (CDN$)(1)	Share-based awards (CDN$)(2)	Option-based awards (CDN$)	Non-equity incentive plan compensation (CDN$)	All other compensation (CDN$)	Total (CDN$)
John A. Beaulieu	148,461	193,875	N/A	N/A	N/A	342,336
Dr. Warren J. Baker	89,913	173,464	N/A	N/A	N/A	263,377
M.A. (Jill) Bodkin	83,975	173,464	N/A	N/A	N/A	257,439
Brenda J. Eprile(3)	10,016	-	N/A	N/A	N/A	10,016
Nancy S. Gougarty(4)	32,437	76,526	N/A	N/A	N/A	108,963
Philip B. Hodge(5)	74,231	193,875	N/A	N/A	N/A	268,106
Dr. Dezsö J. Horváth	82,072	173,464	N/A	N/A	N/A	255,536
Douglas R. King	88,157	173,464	N/A	N/A	N/A	261,621
Dr. Albert T. Maringer(6)	17,759	153,053	N/A	N/A	N/A	170,812
Gottfried (Guff) Muench	74,231	153,053	N/A	N/A	N/A	227,284

Notes:

(1)	Directors fees earned are denominated in United States dollars and converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on payment date.
(2)	This represents the total of the fair market value of the Units granted to each director during the fiscal year. This amount is based on the grant date fair market value of the award. Unit amounts are calculated based on the most recent closing price of a Common Share on the Toronto Stock Exchange ("TSX") as of the grant date and granted in Canadian dollars. Fair value for accounting purposes is recorded as compensation expense in the statement of operations on a straight-line basis over the vesting period. 50% of the share-based awards vest immediately. Fair market value is determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718) of the US GAAP Handbook (accounting fair value).

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(3)	Brenda Eprile was appointed to the Board of Directors effective October 24, 2013. Ms. Eprile was previously a member of Westport's Advisory Board.
(4)	Nancy Gougarty was appointed to the Board of Directors effective February 8, 2013 and received an amount equal to U.S. $75,000 in Units in 2013. Nancy Gougarty resigned as director of Westport effective July 26, 2013.
(5)	Phil Hodge received an amount equal to U.S. $40,000 in Units in 2013 as compensation for serving on the Board of Directors for a portion of the 2012 fiscal year.
(6)	Dr. Albert T. Maringer, member of the Advisory Board, served on the Board of Directors until April 11, 2013.

Incentive Plan Awards

The following table and notes thereto set out information concerning all option-based and share-based awards outstanding at December 31, 2013 for the following individuals who were directors of Westport during the year ended December 31, 2013, excluding Mr. Demers who was also a NEO and receives no compensation for his service as a director.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option Expiration Date	Value of unexercised in-the-money options (CDN$)(1)	Number of Common Shares or units of Common Shares that have not vested (#)(2)	Market or payout value of share-based awards that have not vested (CDN$)(3)
John A. Beaulieu	N/A	N/A	N/A	N/A	3,125	64,969
Dr. Warren J. Baker	4,285 5,000 4,285 4,285	3.29 9.10 10.50 14.90	21-Jul-14 10-Aug-14 19-Jul-15 6-Aug-16	74,988 58,450 44,093 25,239	2,796	58,129
M.A. (Jill) Bodkin	N/A	N/A	N/A	N/A	2,796	58,129
Brenda J. Eprile(4)	N/A	N/A	N/A	N/A	N/A	N/A
Nancy S. Gougarty(5)	N/A	N/A	N/A	N/A	1,233	25,634
Philip B. Hodge	N/A	N/A	N/A	N/A	3,125	64,969
Dr. Dezsö J. Horváth	5,000 4,285 4,285	9.10 10.50 14.90	10-Aug-14 19-Jul-15 6-Aug-16	58,450 44,093 25,239	2,796	58,129
Douglas R. King	N/A	N/A	N/A	N/A	2,796	58,129
Dr. Albert T. Maringer(6)	N/A	N/A	N/A	N/A	2,467	51,289
Gottfried (Guff) Muench	N/A	N/A	N/A	N/A	2,467	51,289

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Note:

(1)	This amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at December 31, 2013 ($20.79) and the exercise price of the Option. Where the difference is a negative number, the value is deemed zero or nil.
(2)	Represents the numbers of Units or Common Share awards that vest based on time.
(3)	This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the TSX as at December 31, 2013 ($20.79). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.
(4)	Brenda Eprile was appointed to the Board of Directors effective October 24, 2013. Ms. Eprile was previously a member of Westport's Advisory Board.
(5)	Nancy Gougarty was appointed to the Board of Directors effective February 8, 2013. Nancy Gougarty resigned as a director of Westport effective July 26, 2013.
(6)	Dr. Albert T. Maringer served on the Board of Directors until April 11, 2013.

The following table and notes thereto set out information concerning the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation during the 2013 fiscal year for the following individuals who were directors of Westport, excluding Mr. Demers who was also a NEO.

Name	Option-based awards - Value vested during the year(1) (CDN$)	Share-based awards - Value vested during the year(2) (CDN$)	Non-equity incentive plan compensation - Value earned during the year(3) (CDN$)
John A. Beaulieu	Nil	96,938	N/A
Dr. Warren J. Baker	Nil	86,732	N/A
M.A. (Jill) Bodkin	Nil	86,732	N/A
Brenda J. Eprile(4)	Nil	Nil	N/A
Nancy S. Gougarty(5)	Nil	38,263	N/A
Philip B. Hodge	Nil	96,938	N/A
Dr. Dezsö J. Horváth	Nil	86,732	N/A
Douglas R. King	Nil	86,732	N/A
Dr. Albert T. Maringer(6)	Nil	76,526	N/A
Gottfried (Guff) Muench	Nil	76,526	N/A

Notes:

(1)	No option-based awards were granted to directors during the year.
(2)	Value of share-based awards vested was determined based on the closing market value of the underlying Common Shares on the TSX on the date of vesting.
(3)	There is no non-equity incentive plan for Directors.
(4)	Brenda Eprile was appointed to the Board of Directors, effective October 24, 2013. Ms. Eprile was previously a member of Westport's Advisory Board.
(5)	Nancy Gougarty was appointed to the Board of Directors effective February 8, 2013. Nancy Gougarty resigned as director of Westport effective July 26, 2013.
(6)	Dr. Albert T. Maringer served on the Board of Directors until April 11, 2013.

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ADDITIONAL DISCLOSURE RELATING TO THE DIRECTORS

No proposed director or personal holding corporation of a proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director, chief executive officer or chief financial officer of any corporation (including Westport) that,
(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	is, as at the date of this Circular, or has been within 10 years of the date of this Circular, a director or executive officer of any company (including Westport) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;
(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or
(e)	has been subject to, at any time, any penalties or sanctions imposed by
(i)	a court relating to securities legislation or a securities regulatory authority, or
(ii)	a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Other Directorships

A number of members of the Board of Directors are presently also directors of other reporting issuers (or the equivalent). Such other directorships are disclosed in the table under the heading "Nominees for Election to the Board".

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Indebtedness of Directors and Executive Officers

None of the directors, proposed directors, executive officers or employees of the Corporation, persons who were directors, executive officers or employees of the Corporation at any time during the Corporation's last completed financial year, or any of the associates of such persons are or have been indebted to the Corporation or any subsidiary at any time since the beginning of the Corporation's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary.

Interest of Informed Persons in Material Transactions

Other than as described below or elsewhere disclosed in this Circular, no insider of Westport, nor any person nominated for election as a director of Westport, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of Westport's since the commencement of Westport's last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

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SECTION 3:
CORPORATE GOVERNANCE

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Westport's Commitment to Effective Corporate Governance: Effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. Corporate governance includes our commitment to a culture of integrity and ethical and sustainable business practices.

BOARD OF DIRECTORS COMMITTEES

Members of Westport's management are frequently invited to participate in meetings of the Committees in order to provide management insight and information for the benefit of Committee deliberations. Regular meetings of the Committees are held throughout the year as required. As a matter of practice, the Committees may, at their discretion, conduct any portion or all of their meetings without management representation to facilitate their independence of management. All members of the Board of Directors are invited to participate in Committee meetings regardless of whether they are members of the Committee in question, but directors do not receive remuneration for such attendance unless they are members of that Committee. In addition, from time to time the Board of Directors establishes ad hoc committees with specific purposes. In the 2013 fiscal year, there were no Board meetings held where only independent directors were in attendance. The number of meetings held by the standing Committees where only independent directors were in attendance was 14: Audit (8 meetings), HRC (4 meetings) and NCG (2 meetings). Quorum for standing Committee meetings requires a majority of the Committee members to be in attendance, including at least 25% resident Canadian directors.

Standing Committee Composition

The Board of Directors gives consideration to the periodic rotation of the membership of each Committee and, from time to time as the Board of Directors sees fit, rotation of chairmanship of the Committees.

The Committees and their current members are set forth below:

	Audit	Human Resources and Compensation	Nominating and Corporate Governance	Strategy
Warren J. Baker		♦	Chair	♦
John A. Beaulieu	♦	♦	♦	♦
M.A. (Jill) Bodkin	♦	Chair
David R. Demers				♦
Brenda J. Eprile(1)	♦
Philip B. Hodge	♦			♦
Dezsö J. Horváth	♦			Chair
Douglas R. King	Chair		♦
Gottfried (Guff) Muench		♦		♦

Notes:

(1)	Brenda J. Eprile became a member of the Audit Committee effective February 21, 2014.

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The number of times each Committee met during 2013 are set forth below:

	In Person	By Conference Call	Total
Audit	4	4	8
Human Resources and Compensation	4	0	4
Nominating and Corporate Governance	1	1	2
Strategy	2	1	3

Changes to Composition of Committees

There have been no changes to the Audit Committee and the NCG Committee for the period January 1, 2013 to December 31, 2013.

Between January 1, 2013 and July 26, 2013, the HRC Committee was composed of M. A. (Jill) Bodkin (Chair), Warren J. Baker, John A. Beaulieu, Nancy S. Gougarty and Gottfried (Guff) Muench. Dr. Albert T. Maringer also served as a member of the HRC Committee effective from July 15, 2011 until February 8, 2013.

Between January 1, 2013 and July 26 2013, the Strategy Committee was composed of Dezsö J. Horváth (Chair), Warren J. Baker, John A. Beaulieu, David R. Demers, Nancy S. Gougarty, Philip B. Hodge and Gottfried (Guff) Muench. Ms. Gougarty resigned from the Board of Directors and all its Committees on July 26, 2013. No new member was appointed to replace Ms. Gougarty.

Ms. Eprile joined the Board of Directors in October 2013 and became a member of the Audit Committee effective February 21, 2014

Much of the Board's business is conducted by the four Committees of the Board of Directors. These Committees are:

Strategy Committee

The Strategy Committee oversees the development of Westport's long term business plan and helps the Board of Directors set priorities for investment and deployment of the Corporation's resources in accordance with the risk/reward mix contemplated by the Board of Directors.

Additional details regarding the Strategy Committee and its responsibilities are contained in the Strategy Committee charter which is available on the Corporation's website at www.westport.com/company/investors/corporate-governance/.

Audit Committee

The Audit Committee consists of all-independent directors and is led by a director with strong financial expertise. The Audit Committee is responsible for overseeing the design and implementation of an effective system of internal control over financial reporting by Westport management, including the internal audit function, and reviewing the work and performance of Westport's external auditors. The Audit Committee is required to recommend to the Board of Directors the approval of the final annual financial statements and related management discussion and analysis. As part of its risk management oversight responsibility, the Audit Committee reviews the effectiveness of the overall process for identifying, monitoring, and managing principal business risks.

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It is not the duty of the Audit Committee to plan or conduct audits or to determine that Westport's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. The external auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of Westport.

Each member of the Audit Committee is required to possess a basic level of "financial literacy" (defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements) and at least one member should qualify as a "financial expert" (as defined by Item 407(d)(5) of Regulation S-K under the Exchange Act) and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. All members of the Audit Committee are independent and financially literate. Mr. Douglas R. King is the Audit Committee's financial expert.

Additional information with respect to the Audit Committee, including information relating to its composition, the education and experience of its members, and the text of Westport's Audit Committee Charter is contained in Westport's Annual Information Form. This charter is available on the Corporation's website at www.westport.com/company/investors/corporate-governance/.

Nominating and Corporate Governance Committee

The NCG Committee is comprised entirely of independent directors and has the primary responsibilities of establishing and monitoring Westport's corporate governance practices, assessing the effectiveness of the Board of Directors and the Committees, and evaluating and recommending the appointment of directors.

The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on the Corporation's website at www.westport.com/company/investors/corporate-governance/.

Human Resources and Compensation Committee

The HRC Committee, composed entirely of independent directors, assists the Board of Directors in determining the appropriate compensation for the Board Chair, directors, and executive officers including the CEO. The HRC Committee is also responsible for evaluating the CEO succession planning process, working with the Board on setting the authority and accountability of the CEO and for establishing metrics to measure CEO performance.

For information relating to the executive compensation, see "Executive Compensation Discussion and Analysis" in Section 4 below.

The HRC Committee operates under a Board-approved charter that spells out the HRC Committee's major duties and responsibilities. This charter is available on the Corporation's website at www.westport.com/company/investors/corporate-governance/.

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ADVISORY BOARD

Westport's Advisory Board (the "Advisory Board") supports the Corporation by providing general guidance, information, and recommendations to management and the Board of Directors on a variety of issues, and/or by providing subject matter expertise in functional areas or for specific initiatives and activities. Such activities can include but are not limited to facilitating government relations or new business partnerships in foreign countries, advising on operational issues, supporting enterprise risk management practices, providing oversight on financial and fiduciary topics, and advising on business strategy. The Advisory Board brings skills and knowledge that complement the Board of Directors but it does not have formal authority to vote on corporate matters or to govern the Corporation.

Westport currently has two members on its Advisory Board, with Mr. Beaulieu acting as Chair. The following table sets forth the names and municipalities of residence, and principal occupations or employment experience of the Advisory Board members.

Joseph P. Caron, of Vancouver, BC, Canada, provides an international business and government perspective with a career as Canadian Ambassador to the People's Republic of China and for the Canadian Embassy as Minister Plenipotentiary and Head of Chancery in Japan. With operations on five continents and 10 countries, Mr. Caron's experience is a great addition. Mr. Caron began his international relations career in 1972 as a member of the Trade Commissioner Service. His knowledge of the Japanese language led to assignments in Japan for over 17 years in government and business, including the Canadian Embassy as Minister Plenipotentiary and Head of Chancery. He also subsequently held several positions related to Asian and international economic affairs for the Canadian Government, including serving the Foreign and Defence Policy Secretariat of the Privy Council Office. From 2001 to 2005, he served as Canadian Ambassador to the People's Republic of China with concurrent accreditation in the Democratic People's Republic of Korea (North Korea) and Mongolia. In 2005, he was named Canadian Ambassador to Japan and, in 2008, he served as High Commissioner to the Republic of India. Mr. Caron has been awarded an Honorary Doctorate from Meiji Gakuin University in Tokyo and has also been named a Distinguished Fellow of the Asia Pacific Foundation of Canada as well as a Honorary Fellow of the Institute of Asian Research of the University of British Columbia. Mr. Caron is a Board member of Manulife Financial Corporation and Vancouver International Airport. He is also Vice-Chair of the Board of the Canada China Business Council, B.C. Branch. Mr. Caron was also a Strategic Advisor, Asia Pacific at Heenan Blaikie LLP. Mr. Caron obtained a Bachelor of Arts degree with Honours from the University of Ottawa in 1970.
Steve Fisher, a US Citizen, of Dunlap, IL, has led a distinguished career at Caterpillar and brings a great deal of leadership and strategy to Westport's Advisory Board as it pertains to Westport's commercial products in off-road markets. Mr. Fisher played an integral part in Caterpillar's acquisition of Progress Rail Services, which preceded the acquisition of Electro Motive Diesel, Inc. Mr. Fisher also provided outstanding executive leadership as Caterpillar integrated Bucyrus International, the largest acquisition in Caterpillar's history. Mr. Fisher joined Caterpillar in 1978 as an accounting trainee and throughout his career held numerous accounting and cost management positions, serving as a business resource manager and cost and business analysis services manager. He was instrumental in mergers and acquisitions activity and in the development of the Corporation's internal strategic consulting business while in corporate accounting and joined the remanufacturing products group as general manager in 2001. Mr. Fisher became Vice President in 2006. Mr. Fisher has a Bachelor's Degree in Accounting from Bradley University and is a certified public accountant.

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CODE OF CONDUCT AND ETHICS

As part of its responsibility for the stewardship of Westport, the Board of Directors seeks to foster a culture of ethical conduct by requiring Westport to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board of Directors:

•	Has established a the NCG Committee as described herein.
•	Has adopted a Code of Conduct (the "Code") setting out the guidelines for the conduct expected from directors, officers, employees, contractors, agents and consultants who act on behalf of Westport in any business dealings, including guidelines applicable to trading in Westport's securities. A copy of the Code has been filed on SEDAR (see "Additional Information" at the end of this Circular) and is available on Westport's website. All directors, officers and employees must sign off annually on compliance with the Code. Since the beginning of Westport's last financial year, Westport has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.
•	Has established a written Whistleblower Policy (the "Whistleblower Policy") which details complaint procedures for financial concerns. The Whistleblower Policy establishes procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Corporation's accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind. Concerns relating to financial reporting, unethical or illegal conduct can be reported directly to Westport's internal audit department, or through Westport's ethics hotline via www.westport.ethicspoint.com, via email to the ethics hotline alert email address, or anonymously through the Corporation's intranet. Alternatively, concerns may be directed to the Board Chair.
•	Has established a disclosure committee (the "Disclosure Committee") of management, investor relations staff and external and internal legal counsel and adopted a disclosure policy (the "Policy") that requires fair, accurate and timely disclosure of material information regarding Westport and its business as further described below under "Westport's Disclosure Policy".
•	Encourages management to consult with legal and financial advisors to confirm Westport is meeting those requirements and standards.
•	Is cognizant of Westport's timely disclosure obligations and reviews all "core" disclosure documents such as financial statements, MD&A and certain press releases (principally those relating to financial results, MD&A, Annual Information Forms and other core disclosure documents) prior to distribution.
•	Relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with Westport's external auditor.
•	Actively monitors Westport's compliance with the Board's directives and requires that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.
•	In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors excuse themselves from the consideration of, and voting on, matters in which they have a material interest), and takes the action necessary so that its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

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DISCLOSURE POLICY

The Board of Directors approved the adoption of the Policy on June 28, 2001, which was last updated on February 8, 2013. The Policy details Westport's policies related to disclosure, external communications, and crisis management communication. It is reviewed periodically as part of Westport's investor relations planning process, and is revised as required. In addition, this Policy will be reviewed and updated if it becomes apparent that changes are required at any other time.

Westport is committed to providing timely, orderly, consistent, and credible information to the public, in accordance with legal and regulatory requirements, to develop and maintain realistic investor expectations. It is imperative that this continue to be accomplished consistently for both positive and negative information, and that all parties in the investment community have fair access to this information. The Policy's goals include:

•	compliance with securities legislation in Canada and the United States regarding material information about public companies (also known in Canadian jurisdictions as "reporting issuers"); and
•	management of realistic investor expectations by making all required disclosures on a broadly disseminated basis with a balanced view of the prospects for Westport and its business.

The Policy extends to all employees of Westport, its board of directors, and those authorized to speak on its behalf. The policy covers disclosures in documents filed with the securities regulators and written statements made in Westport's annual and quarterly reports, news releases, letters to shareholders, presentations (both of a business or technical nature), marketing materials, advertisements, and information contained on Westport's website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences, and conference calls.

The Disclosure Committee is responsible for determining the materiality of any information and must react quickly to material developments, meeting and providing recommendations to the CEO and the senior management team as required. The Disclosure Committee consists of the Corporation's CEO, Chief Financial Officer, the Vice President of Investor Relations & Communications, and related investor relations staff and external and internal legal counsel. The Vice President of Investor Relations & Communications serves as secretary to the Disclosure Committee and records minutes of all meetings of the Disclosure Committee. The Disclosure Committee meets as conditions dictate and a quorum consists of at least two members of the Disclosure Committee. The Disclosure Committee or its members will ensure that spokespersons have been briefed and informed of all material events.

The Disclosure Committee will set benchmarks for a preliminary assessment of materiality, and will determine when developments justify public disclosure. It is essential that the Disclosure Committee be kept fully apprised of all pending material developments involving Westport in order to evaluate and discuss those events, and to determine the appropriateness and timing for public release of information. If it is deemed that the information should temporarily remain confidential, the Committee will determine the process upon which such confidential information will be controlled and shall implement trading blackouts in accordance with the trading policy of the Corporation. The Corporation maintains a disclosure control checklist to ensure the completeness and accuracy of information disseminated through press releases, conference calls and related communication tools.

The complete Policy can be viewed on Westport's website at www.westport.com.

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SECTION 4:
COMPENSATION OF EXECUTIVE OFFICERS

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COMPENSATION DISCUSSION AND ANALYSIS

For Fiscal 2013, our NEOs were as follows:

•	David Demers,CEO;
•	William (Bill) Larkin, Chief Financial Officer;
•	Nancy Gougarty, President and Chief Operating Officer;
•	Ian Scott, Executive Vice President; and
•	Elaine Wong, Executive Vice President.

Ms. Gougarty joined Westport's management team on July 29, 2013. Prior thereto Ms. Gougarty served as a member of the Board of Directors.

Compensation Philosophy

Westport is a global technology company that develops and supplies technology solutions for engines that operate on natural gas. As a technology intensive growth company, Westport faces the unique challenge of designing its compensation programs in a manner that allows it to compete for talent with other similar high growth technology companies while setting compensation levels to account for its industry categorization as a manufacturer of machinery and trucks.

Despite the Corporation's rapid growth in a challenging business environment, the HRC Committee, which is responsible for Westport's executive compensation program as well as the program's underlying philosophy and related policies, believes that maintaining a robust, pay-for-performance oriented compensation program is vital to the long-term success of the Corporation. The Corporation's compensation programs allow Westport to properly focus its executives on key metrics that drive long-term financial success of the Corporation, while simultaneously allowing it to attract and retain highly qualified individuals to lead Westport's ambitious growth strategy. The resulting compensation program promotes high performance and achievement of results and rewards performance that builds a foundation for long-term strength and performance of the Corporation. In 2013 for example, Westport was able to attract automotive industry veterans such as a new President and Chief Operating Officer, as well as a new Vice President, Mining and Rail, and new Vice President, Finance Operations, each of whom is representative of the talent Westport needs to execute on its long-term and strategic objectives.

Over the past few years, the HRC Committee, with advice from its independent compensation consultant, has proactively modified its compensation programs to support the Corporation's current business strategy and to embrace current global best practices. These modifications include:

•	Added revenue growth as a financial metric to the existing total shareholder return metric to Westport's long-term performance shares, reflecting the Corporation's transformation from a development company.
•	Shifted from time-vesting stock options to a two-thirds performance share units ("PSU") and one-third time-vesting restricted share units ("RSUs", and together with PSUs, the "Units") in order to account for best practice trends of awarding the majority of long-term incentive compensation in the form of performance-based equity.

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Additionally, Westport has monitored emerging global trends and proactively modified its existing programs to reflect these changes. The Corporation has adopted the following governance practices in the past several years, further reinforcing the soundness of its compensation programs:

•	The HRC Committee retains an independent compensation consultant who works exclusively for the HRC Committee and does not perform any other work for the Corporation;
•	Directors, NEOs, and other officers have stock ownership and holding requirements until termination of service;
•	Westport adopted an anti-hedging policy in February, 2014 (the "Anti-Hedging Policy"). The objective of the Anti-Hedging Policy is to prohibit officers, directors, and employees from engaging in hedging against future declines in the market value of any securities of the Corporation through the purchase of financial instruments designed to offset such risk. The complete Anti-Hedging Policy can be viewed on Westport's website at http://www.westport.com/company/investors/corporate-governance/
•	Westport adopted a clawback policy (the "Clawback Policy") in February, 2014 in order to ensure that incentive compensation is paid based on accurate financial data. Executives may be required to forfeit or pay back any excess bonus amounts or equity based compensation when the Corporation's financial statements are required to be restated as a result of material non-compliance with any financial reporting requirements under federal securities laws (other than a restatement due to a change in financial accounting rules).

Compensation Principles

Westport is committed to building long-term shareholder value, delivering compensation using a balanced performance measurement framework aligned with the Corporation's key performance metrics while simultaneously adhering to general governance best practices. The HRC Committee engages in an ongoing review of Westport's executive compensation and benefits programs to ensure that they serve the interests of our shareholders.

The Corporation's compensation program is driven by its corporate strategy through: 1) a corporate metric consisting of revenue growth, a measure of earnings, and relative shareholder return, 2) annual bonus payouts measured based on a blend of corporate metric achievement and individual strategic goals, and 3) corporate performance and compensation benchmarked annually against a carefully defined group of peer companies of similar size, growth, industry, complexity of business, and international scope.

Westport's compensation program is aligned with shareholder interest as its bonus and long-term equity payouts are dependent upon corporate performance. Also, two-thirds of its equity grants are awarded in the form of performance share units that only vest based upon the attainment of pre-established performance targets.

In the 2013 fiscal year, the HRC Committee utilized findings by an independent compensation consultant to determine that the Corporation's executive compensation program continued to be both reasonable in relation to competitive pay levels and appropriate in supporting business objectives and a positive performance-based culture. Consistent with prior years, during 2013 the HRC Committee met with its compensation consultant to review and approve the peer group companies that satisfy our selection criteria (the "Comparator Group").

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The Comparator Group is comprised of publicly listed companies of comparable size, complexity, and market capitalization. More specifically, peer companies were sourced from the following GICS sub-industries that best represent Westport's line of business: Oil & Gas Refining & Marketing, Electrical Components & Equipment, Heavy Electrical Equipment, Industrial Machinery, Environmental & Facilities Services, Auto Parts & Equipment, Semiconductor Equipment, and Semiconductors. The Comparator Group for 2013 consisted of the following 23 companies:

• Acorda Therapeutics Inc	• Momenta Pharmaceuticals Inc
• Aruba Networks Inc	• ONYX Pharmaceuticals Inc
• Cavium Inc	• Pegasystems Inc
• Cirrus Logic Inc	• Power Integrations Inc
• Clean Energy Fuels Corp.	• Qlik Technologies Inc
• CommVault Systems Inc	• Riverbed Technology Inc
• ExlService Holdings Inc	• Rovi Corp
• Gentex Corp	• Royal Gold Inc
• Interactive Intelligence Group Inc	• Sourcefire Inc
• IPG Photonics Corp	• Tesla Motors Inc
• Ixia	• United Therapeutics Corp
• Microsemi Corp

In addition, the HRC Committee reviewed third party compensation survey data covering approximately 130 general technology companies with annual revenues between $200 to $500 million. Survey data relies upon responses from participating companies to survey questions, which are compiled and sorted by the surveyor based on various factors, such as the period covered, the location of the company, and the positions under review. Survey data provides insight into positions that may not generally be reported in proxy statements and information about the compensation of executives of non-public companies.

As part of the review process to determine compensation for the 2013 fiscal year, the HRC Committee reviewed data with respect to the position of the compensation program for its CEO and NEOs against the Comparator Group and survey data. The HRC Committee's evaluation also took into account the aggregate equity holdings of each NEO. This review indicated that the CEO's and the other NEO's total direct compensation was within the ranges offered by industry peers and was commensurate with the Corporation's relative scope and complexity versus the peer group.

The following graphs illustrate a comparison of Westport's annualized three-year total shareholder return ("TSR") rank percentile to total compensation rank percentile for our CEO and NEOs, each as shown against its Comparator Group. The analysis considers the three-year period ended December 31, 2012. As shown below, the results indicate strong alignment between target compensation and Westport TSR performance.

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Furthermore, performance-based short- and long-term awards continue to represent the majority of the CEO's and NEO's total direct compensation, with 84% of the CEO's total compensation for 2013 as variable or "at-risk", and 84% of the NEO's total compensation for 2013 as variable or "at-risk".

Attained Pay versus Granted Pay

Given that a significant portion of the compensation of our NEOs s performance-based and "at risk," we provide the following supplemental table to illustrate the difference between the compensation granted to our NEOs, as compared to the compensation attained by such executive officers for the 2011 to 2013 fiscal years. The manner for reporting equity compensation as attained compensation differs from required disclosure rules relating to the reporting of compensation in our Summary Compensation Table. However, we believe that this table is a useful supplement to demonstrate the potential significant variances inherent in a performance-based program.

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				Actual Attained
	Fiscal	Proxy Reported	Actual Attained	as % of
Name	Year	Compensation(1)	Compensation(2)	Reported
David Demers	2013	$4,501,100	$1,360,285	30%
	2012	$3,171,600	$1,791,244	50%
	2011	$3,245,159	$3,330,098	103%
William (Bill) Larkin	2013	$1,293,138	$507,910	39%
	2012	$1,059,365	$557,433	53%
	2011	$1,093,740	$1,122,060	103%
Nancy Gougarty	2013	$3,728,222	$527,338	14%
	2012	n/a	n/a	n/a
	2011	n/a	n/a	n/a
Ian Scott	2013	$1,763,236	$506,910	29%
	2012	$1,074,845	$572,913	53%
	2011	$1,110,502	$1,138,822	103%
Elaine Wong	2013	$1,908,236	$651,910	34%
	2012	$1,235,373	$733,441	59%
	2011	$1,370,325	$1,404,307	102%

Notes:

(1)	As reported in the Summary Compensation Table.
(2)	Amounts reported in the calculation of actual attained compensation include (a) base salary, (b) actual payments under the Corporation's non-equity incentive plan, (c) the value realized from the exercise of stock options, (d) the value of restricted stock units or performance-based restricted stock units that have vested, (e) the value of performance-based stock units where the performance metrics have been met but vesting has not yet occurred, and (f) amounts reported in the All Other Compensation Table for the respective years.

Determination of Compensation

The HRC Committee is responsible for, among other things, administering Westport's executive compensation program and long-term incentive plans and reviewing employee incentive and certain benefit programs. The HRC Committee is additionally responsible for determining the CEO's compensation. The HRC Committee's recommendations are reached primarily by comparison of the remuneration paid by Westport with the remuneration paid by other public companies that the HRC Committee feels are similarly placed within the same business of Westport.

Frederic W. Cook & Co., Inc. (the "Compensation Consultant") provides the HRC Committee with executive and director compensation consulting services. The Compensation Consultant is retained by and reports to the HRC Committee and participates in certain committee meetings. The Compensation Consultant has been the HRC Committee's consultant for a number of years and is considered one of the premier independent compensation consulting firms in the country. As part of its engagement, the Compensation Consultant:

•	Reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance;
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•	Informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Corporation's executive compensation programs;
•	Reviews and advises the HRC Committee regarding director compensation; and
•	Performs a risk assessment of the Corporation's compensation programs, as described below in the "Compensation Risk Assessment" section of this Circular.
Executive Compensation Related Fees

In the 2013 fiscal year, the Corporation engaged the Compensation Consultant to advise on compensation for the Corporation's executive officers and board of directors. The Compensation Consultant was engaged for this purpose on July 31, 2013 and provided services in Fiscal 2013 in the amount of U.S. $134,800 and was paid U.S. $130,000 in the previous fiscal year for services relating to recommendation of executive or director compensation during that period. The HRC Committee Chair approves all services provided by the Compensation Consultant

All Other Fees

Services provided by the Compensation Consultant were related to executive compensation. No other services were performed by the Compensation Consultant and no other fees were paid.

Elements of Our Executive Compensation Program

Westport's executive compensation plan includes the following main elements:

Base Salary: Base salary guidelines and salary adjustments for our executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and reward individual contribution as well as match the expected market value of senior executives based on executive experience and qualifications to Comparator Group levels.

Short-Term Cash Incentives: Annual incentives are paid to reward achievement of critical shorter-term operating, financial and strategic goals that are expected to contribute to shareholder value creation over time. The short-term incentives are also used to provide a competitive element of total direct compensation and to focus the efforts of our executives on critical operating and strategic goals that are best measured within annual periods. We use financial metrics such as revenue growth, earnings, and relative shareholder return, as well as individual/strategic objectives, to determine our short-term performance incentives. The Corporation provides an annual cash bonus for achievement of performance metrics relative to the annual budget and business plan.

Corporate performance metrics are approved by the HRC Committee at the beginning of the annual fiscal period. Payouts are made only after the HRC Committee certifies the calculations of performance against the goals for the year. The annual incentive plan, both in design and structure, reflects our pay for performance philosophy and directly ties short-term incentives to short-term business performance.

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For the 2013 fiscal year, each NEO's annual bonus paid in Q1 2014 was based on a mix of corporate and individual metrics as shown in the table below.

	Target Annual Incentive % of Base Salary Linked to Corporate Performance Factor (a)	Target Annual Incentive % of Base Salary Linked to Individual Area of Responsibility (b)	Target Annual Incentive % of Base Salary Determined by HRCC as a Discretionary Amount (c)	Total Annual Incentive Target % of Base Salary (d)=(a)+(b)+(c)
David Demers(1) CEO	50%	50%	50%	150%
William (Bill) Larkin Chief Financial Officer	30%	20%	0%	50%
Nancy Gougarty, President and Chief Operating Officer	25%	50%	0%	75%
Ian Scott Executive Vice President	25%	40%	0%	65%
Elaine Wong Executive Vice President	25%	40%	0%	65%

Note:

(1)	Mr. Demers' maximum annual bonus cap is 200% of base salary.

Annual incentive award amounts for each Named Executive Officer are described in the notes section of the Fiscal 2013 Summary Compensation Table below.

The fiscal 2013 corporate performance factor was calculated as the weighted average of three specific metrics that, in the opinion of the HRC Committee, represent a useful subset of the many competing interests that the management team must balance. These three metrics are consolidated revenue growth over the previous year (because Westport's strategic plan calls for strong growth over several years), adjusted operating income from operations (because Westport's view is that growth needs to come at a measured pace of investment and expense that should be tightly managed), and relative share price performance compared to a broader index. Each metric is assigned a range of targeted outcomes, such that below a certain performance level the contribution of that metric to the overall corporate performance metric is zero. The range of targeted outcomes is also capped at a 2.0 contribution level.

The annual bonus amount based on the corporate performance factor for each participating individual is calculated by using the following formula:

(annual base salary) x (target corporate bonus percentage) x (corporate performance factor)

The CEO's annual bonus for 2013 was determined by the corporate performance factor, the combined performance of four of Westport's key business units (being Cummins Westport Inc., Westport On-Road business unit, Westport Applied Technologies Group business unit, and Westport's Off-Road business unit and the achievement of personal metrics relating to organizational development and customer/partner satisfaction.

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The following table summarizes the outcome of the 2013 fiscal year corporate performance goals:

Goal	Weighting	Achievement	Weighted Result (Target Achieved)
Consolidated Revenue Growth(1)	1/3	The Corporation had an increase in consolidated revenue of approximately 34.2% in 2013 over the previous fiscal year compared to a target of 25.0% consolidated revenue growth. This resulted in a performance factor of 1.25.	0.42 (1.25)
Adjusted Operating Income from Operations	1/3	Adjusted operating income from operations was less than 50% of targeted bonus metrics. This resulted in a performance factor of nil.	0.0 (0.0)
Shareholder Value Creation	1/3	Relative share performance is determined by comparison of performance targets against Ardour Global Alternative Energy Index (North American). The Westport relative 90 day moving average share price performance was more than 100 basis points lower than the index. This resulted in a performance factor of nil.	0.0 (0.0)
TOTAL	1.00		0.42

Notes:

(1)	Corporate performance goals for Consolidated Revenue Growth calculated inclusive of 100% of Cummins Westport Inc. on a consolidated reporting basis.

Individual Performance factors for NEOs other than the CEO are established by the CEO and are reviewed by the HRC Committee. Individual performance factors are determined with reference to achievement against individual goals within each person's area of management responsibility. Individual factors also result in a performance factor range of 0.0 to 2.0, with the target performance factor set to 1.0.

Long-Term Incentives: The purpose of the long-term incentives is to provide a competitive element of total direct compensation, support retention, facilitate executive stock ownership, and reward for multi-year shareholder value creation. Our long-term incentives consist of a combination of (1) RSUs that vest ratably over three years and (2) PSUs that are eligible to vest based on two-year Westport revenue growth. Payouts of the PSUs may occur at 0% or 200% of the level awarded based on the fulfillment of the applicable performance criteria but are capped at 100% if our three-year TSR relative to the Ardour Global Alternative Energy Index North America ("AGINA") is below median. PSUs are therefore subject to a performance based payout scale and are therefore at-risk, with the potential for zero payout as is the case with the 2012 PSU's that came due at the end of 2013. PSUs cliff vest in full at the end of the third year following grant. In 2013 we modified the PSUs to diversify the goals and further support alignment with shareholder interests. PSUs account for two-thirds of the total annual equity grants to our NEOs in 2013.

The HRC Committee believes that long-term equity incentives should comprise the majority of compensation for senior management. In deciding upon the design and magnitude of long-term incentives, the HRC Committee is guided by several factors: the design must be aligned with shareholder value; the design must be supportive of the Corporation's business goals and strategic plan; and the design must be retentive. In applying these criteria, the HRC Committee takes into account market data, information and recommendations from its Compensation Consultant, and information provided by management, including recommendations by the CEO with respect to the magnitude of equity incentives for executive officers other than himself. Based on its review of the foregoing, the HRC Committee approves the grants of long-term incentive ("LTI") awards for the NEO's, other executives, and other key employees.

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Westport's gross share usage and shareholder value transfer cost for 2010-2012 have been below the 25th percentile of the Comparator Group, as shown in the charts below:

Westport's aggregate company-wide long-term incentive share usage levels have increased in recent years but remain well below historical median levels of the Comparator Group.  Total potential dilution from outstanding equity awards have increased as well, but remain low relative to practice exhibited by the Comparator Group.

For 2013, our executive LTI awards consist of a combination of RSUs and PSUs. Continuing the trend toward performance-based awards, approximately two-thirds of the target value of the long-term incentive awards was granted in the form of PSUs. The HRC Committee believed that the mix of RSUs and PSUs was appropriate because the two forms of awards together represented a balanced reflection of shareholder returns, financial performance, and the importance of retention through multi-year vesting provisions.

The HRC Committee believes that using a three-year vesting schedule for the RSUs is an appropriate length of time to support retention, motivate executive performance to align with the interests of shareholders, and is consistent with common market practice.

PSUs are based on two-year revenue growth, with a three-year TSR gate that caps payouts as 100% unless Westport TSR equals or exceeds a comparative index. The new TSR cap ensures that any above-target payouts are only possible if revenue achievement is coupled with above-market total shareholder return.

The 2013 PSU payout scale is shown below. Note that the payouts are interpolated between levels and any payouts of the 2013 PSUs above 100% are subject to the TSR requirement as discussed above.

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2013 PSU Payout Curve

2-Yr Revenue Growth (%)	Payout
≥50.0%	200%
43.75%	175%
37.5%	150%
25.0%	100%
18.75%	75%
6.25%	25%
<6.25%	0%

The PSU's that were granted in 2012 and that were eligible to vest in December 2013 did not vest because they did not meet the threshold. Therefore Westport's NEO's did not receive the value of these awards as they were forfeited and terminated.

Other Benefits

In addition to the executive compensation program described above, the Corporation's executives participate in the company-wide employee benefit programs such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the Corporation's matching of registered retirement savings plan ("RRSP") contributions. These programs are offered to all employees. Westport offers an additional executive health and wellness benefit to its executives. The Corporation does not offer a defined benefit pension plan to its executives. In addition, Westport offers only limited benefit and perquisites and current offerings to our NEOs are consistent with market practice.

Payments Upon Termination

Certain of Westport's NEOs, in the event of termination of an executive's employment by Westport without cause, such as may be the case in the event of a change of control, are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change of Control" section of this Circular.

Share Ownership Requirements

Westport requires its directors and executive officers to hold equity in the Corporation to align their interests with those of shareholders:

•	Westport non-employee directors are required to hold a minimum of three times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period;
•	each of Westport's executive officers, with the exception of the CEO, is required to hold a minimum of one times his or her annual base salary in Common Shares or Units, to be acquired over a five-year period;
•	the CEO is required to hold a minimum of three times his annual base salary in Common Shares, Units, or stock options to be acquired over a five-year period.

Compensation Risk Assessment

For the 2013 fiscal year, the Compensation Consultant conducted a risk assessment of the Corporation's compensation policies and practices as they apply to all employees, including all executive officers. The Corporation and the Compensation Consultant reviewed the design features and performance metrics of our cash and equity-based incentive programs along with the approval mechanisms associated with each to determine whether any of these policies and practices could create risks that are reasonably likely to have a material adverse effect on the Corporation.

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Based on this risk assessment, the HRC Committee concluded that the Corporation's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Corporation.

EXECUTIVE COMPENSATION FIGURES AND TABLES

Fiscal 2013 Summary Compensation Table

The following table and notes thereto set out information concerning the compensation earned or awarded to our NEOs in fiscal years 2011, 2012, and 2013. The compensation reflected for the year ended December 31, 2011 below represents compensation during the period April 1, 2011 to December 31, 2011 due to the change in Westport's fiscal year end.

There are no pension plans in the Corporation; therefore, the pension contribution is nil for the NEOs.

Name and Principal Position	Year ended(1)	Salary(2) (CDN$)	Share-based awards(3) (CDN$)	Option-based awards(4) (CDN$)	Non-equity incentive plan compensation(5) (CDN$)	All Other Compensation(6) (CDN$)	Total Compensation(7) (CDN$)
David Demers CEO(8)	2013 2012 2011	700,000 650,000 450,000	3,140,815 1,110,947 2,109,525	- 424,168 -	648,375 975,000 675,000	11,910 11,485 10,634	4,501,100 3,171,600 3,245,159
William (Bill) Larkin Chief Financial Officer(9)	2013 2012 2011	375,000 325,000 206,250	785,228 403,958 703,194	- 154,247 -	100,000 144,300 165,206	32,910 31,860 19,090	1,293,138 1,059,365 1,093,740
Nancy Gougarty President and Chief Operating Officer(10)	2013 2012 2011	235,513 - -	3,226,528 - -	- - -	200,000 - -	66,181 - -	3,728,222 - -
Ian Scott Executive Vice President	2013 2012 2011	425,000 341,667 206,250	1,256,326 403,958 703,194	- 154,247 -	70,000 163,488 190,850	11,910 11,485 10,208	1,763,236 1,074,845 1,110,502
Elaine Wong Executive Vice President	2013 2012 2011	440,000 386,250 281,250	1,256,326 403,958 843,825	- 154,247 -	200,000 280,418 237,375	11,910 10,500 7,875	1,908,236 1,235,373 1,370,325

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Notes:

(1)	On May 30, 2011, the Board of Directors approved a fiscal year-end change from March 31 to December 31 to align the year ends of all of the Corporation's consolidated operating companies to the calendar year. As a result of changing Westport's year end the reporting period ended December 31, 2011 is a "stub" period of only nine months (April 1, 2011 to December 31, 2011) and amounts indicated represent pro-rated annual base salaries for such nine month period. As such, amounts shown for the period ended December 31, 2011 are not directly comparable to prior or subsequent twelve month periods.
(2)	Annual base salaries for the Named Executive Officers as of December 31, 2013 were $700,000, $375,000, $550,000, $425,000 and $440,000 for Mr. Demers, Mr. Larkin, Ms. Gougarty, Mr. Scott, and Ms. Wong, respectively. Ms. Gougarty became President and COO of Westport July 29, 2013. The figures reflected for annual base salaries indicated in the table above for the period ended December 31, 2011 have been pro-rated to account for the change of year-end of Westport and the resultant nine month period represented by such year.
(3)	Share based awards include both RSUs and PSUs. Values of RSU awards are determined based on the fair market value on the date of grant, calculated as the number of RSUs multiplied by the TSX closing prices of the Common Shares. Values of PSU awards are determined based on the fair market value on the date of the grant, calculated as the number of Common Shares issuable on settlement of the RSUs multiplied by a fair value as determined based on a valuation model according to United States generally accepted accounting principles. The PSU awards convert into Common Shares based on certain conversion factors that depend on two-year Westport revenue growth, with a three-year TSR gate, the Common Share performance on an absolute basis as well as the performance of the Common Shares over a specified period relative to a synthetic clean tech index of our Comparator Group. The RSUs for the fiscal 2012 LTI program included Units that vest over a three year period with one third of the grant amount vesting on the anniversary date of the grant over this three year period. The PSUs granted for the fiscal 2012 LTI program vest on the second and third anniversary of the date of grant, subject to market conditions based on the absolute Common Share price on the last trading day of December 2013. Although the total value of the award is shown in the table above, unvested Units may be forfeited as is the case with the 2012 PSU's that came due at the end of 2013. The RSUs for the fiscal 2013 LTI program included Units that vest over a three year period with one third of the grant amount vesting on the anniversary date of the grant over this three year period. The PSUs granted for the fiscal 2013 LTI program cliff vest in full at the end of the third anniversary of the date of grant, based on two-year Westport revenue growth, with a three-year TSR gate. Although the total value of the award is shown in the table above, unvested Units may be forfeited.
(4)	The amounts shown in this table represent the total of the fair market value of the options (the "Options") to purchase Common Shares granted to each NEOs during the fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model according to United States generally accepted accounting principles ("U.S. GAAP"). Fair value for accounting purposes is recorded as compensation expense in the consolidated statement of operations on a straight-line basis over the vesting period. Fair market value is determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718) of the US Handbook (accounting fair value). The fair value of the Options granted in fiscal 2012 using the Black-Scholes simulation with the following weighted average assumptions: expected dividend yield - nil%, expected stock price volatility - 47.8%, risk free interest rate - 0.4%, and expected life of Options - 3.0 years. Black Scholes was chosen as the methodology for determining fair value as it is a common industry methodology that is permitted by U.S. GAAP. The figures given for option based awards include amounts in respect of performance stock options ("Performance Stock Options") with payout levels of 0% or 100% based on achievement of the required performance criteria over the measurement periods. No options were granted in fiscal 2013.
(5)	This represents Westport's short-term incentive awards. Fiscal 2013 annual bonus awards earned were $648,375, $100,000, $200,000, $70,000 and $200,000 for Mr. Demers, Mr. Larkin, Ms. Gougarty, Mr. Scott and Ms. Wong, respectively. These amounts were accrued in fiscal 2013 but were paid to the NEOs during the fiscal year ended December 31, 2014. The Corporation does not have any non-equity long-term incentive plans.
(6)	The column entitled "All Other Compensation" includes Westport's contributions to each NEO's RRSP. These are voluntary participation programs where the employer matches employee contributions up to a maximum 5% of base salary per pay period. Perquisites and employee program benefits (medical, life and disability insurance) received in fiscal 2013 did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the NEOs in any of those years and are therefore not reported in the table.

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(7)	The total accessible compensation (salary and bonus) earned for Fiscal 2013 is $1,348,375, $475,000, $435,513, $495,000 and $640,000 for Mr. Demers, Mr. Larkin, Ms. Gougarty, Mr. Scott and Ms. Wong, respectively. Total compensation values include the deemed value (based on fair market value determined in accordance with Accounting Standards Update No. 2010-13 Compensation-Stock Compensation (Topic 718)) of all share unit and option awards granted during the year, only a portion of which vested during the year. The actual value of share unit and option grants cannot be determined until the units or options are converted to shares and sold. Future value of these awards could be materially higher or lower than the figures stated here, which represents a notional value presuming the units were converted and sold on the date of grant.
(8)	Mr. Demers was also a director during fiscal 2013, fiscal 2012 and the nine months ended December 31, 2011 but received no compensation for his service as a director.
(9)	"All Other Compensation" for Mr. Larkin during the year ended December 31, 2013 includes a $21,000 taxable benefit premium and $11,910 in employer RRSP contributions.
(10)	"All Other Compensation" for Ms. Gougarty during the year ended December 31, 2013 includes a $32,437 in compensation for her services as a director, $24,863 for a relocation plan and $8,881 taxable benefit premium.

Following the formula specified in the Form 51-102F6 - Statement of Executive Compensation disclosure requirements, the aggregate cash compensation (salary and bonus) earned by Westport's CEO, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended December 31, 2013 was $3,393,888. The total compensation including the date of grant value for all equity awards and all other compensation earned by Westport's CEO, Chief Financial Officer and the next three highest officers and/or employees during the financial year ended December 31, 2013 was $13,193,932.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as of December 31, 2013
	Option-based Awards				Share-based Awards
Number	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date(1)	Value of unexercised in-the-money options(2) (CDN$)	Number of Common Shares or units that have not vested(3) (#)	Market or payout value of share-based awards that have not vested(4) (CDN$)	Market or payout value of vested share-based awards not paid out or distributed (CDN$)
David Demers CEO	38,631	33.83	6-Jan-17	-	237,787	4,943,592	1,169,583
William (Bill) Larkin Chief Financial Officer	8,333 14,048	16.50 33.83	26-Mar-15 6-Jan-17	35,749 -	42,886	891,600	-
Nancy Gougarty President and Chief Operating Officer	-	-	-	-	125,200	2,602,908	-
Ian Scott Executive Vice President	21,428 20,000 14,048	4.27 11.11 33.83	29-Sep-14 10-Dec-14 6-Jan-17	353,991 193,600 -	71,834	1,493,429	532,619
Elaine Wong Executive Vice President	14,048	33.83	6-Jan-17	-	107,986	2,245,029	1,065,425

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Notes:

(1)	Options granted with an expiration date of January 6, 2017 are Performance Stock Options with a vesting trigger of 10% Compound Annual Growth Rate over the measurement period of two years. The Performance Stock Options have a payout level of 0% or 100% based on the performance measurement criteria with 50% vesting at the end of year 2 and 50% at the end of year 3.
(2)	This amount is based on the difference between the closing price of the Common Shares underlying the Options on the TSX as at December 31, 2013 ($20.79), and the exercise price of the Option. Where the difference is a negative number, the value is deemed zero or nil.
(3)	Represents the numbers of Units or Common Share awards that either vest based on time or market criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used.
(4)	This is a notional amount that is calculated by multiplying the number of Units that have not vested by the closing price of the Common Shares underlying the Units on the TSX as at December 31, 2013 ($20.79). Such amounts may not represent the actual value of the Units that ultimately vest as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting. Westport has used the market value at the end of the most recently completed financial year for the purpose of calculating the amount disclosed. For unvested PSUs, a conversion ratio of one PSU to one Common Share of the Corporation has been used where the measurement date and criteria has not been determined. The actual conversion ratio varies from nil to two based on the performance measurement criteria related to the respective LTI Program grant. The expected conversion ratio at December 31, 2013 for Units with an exchange ratio based on the relative performance of the Common Shares to a Synthetic Clean Tech index of the Comparator Group was 2 Common Shares per vested Unit, the absolute performance of the Common Shares was 0 Common Shares per vested Unit and was 1.25 Common Shares per vested Unit for those Units with an exchange ratio based on two-year Westport revenue growth, with a three-year TSR gate. The PSUs granted for the fiscal 2012 LTI program have realized actual conversion ratio of nil based on the absolute Common Share price based on the closing price of the Common Shares on the last trading day of December 2013. The PSUs granted for the fiscal 2013 LTI program cliff vest in full at the end of the third anniversary of the date of grant.

During the year ended December 31, 2013, employees of the Corporation were granted (including grants made to NEOs) 742,140 Units. The value of PSU awards was calculated using a valuation model according to U.S. GAAP while the value of RSUs is based on the fair market value on the date of the grant. The fair value of Unit awards granted during the year ended December 31, 2013 ranged from $21.54 - $35.45.

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Incentive Plan Awards - Value Vested or Earned During the Year

NEO	Option-based awards - Value vested during the year (1)	Share-based awards - Value vested during the year (2)	Non-equity incentive plan compensation - Value earned during the year
	(CDN$)	(CDN$)	(CDN$)
David Demers	-	3,544,885	648,375
William (Bill) Larkin	100,496	977,782	100,000
Nancy Gougarty	-	38,933	200,000
Ian Scott	-	1,181,211	70,000
Elaine Wong	-	1,518,096	200,000

Notes:

(1)	This value was determined by calculating the difference between the market price of the underlying Common Shares on the vesting date and the exercise price of the Options on the vesting date and multiplying by the number of vested Options.
(2)	This value was determined by multiplying the market price of the underlying Common Shares on the vesting date by the number of vested Units, including the conversion ratio used for PSUs that have vested.

Employment Agreements - Termination and Change of Control

Pursuant to the terms of each employment agreement, each executive officer is entitled to an annual base salary, annual incentive bonus, and long-term incentives through the granting from time to time of Options and Units pursuant to Westport's equity based compensation plans. Agreements for Mr. Demers, Mr. Larkin, Ms. Gougarty, Mr. Scott and Ms. Wong, include standard industry terms and conditions, such as intellectual property, confidentiality, non-competition and non-solicitation provisions. Pursuant to the terms of the above-described employment agreements, in the event of termination of employment by Westport without cause, each of the NEOs is entitled to an amount ranging from twelve to twenty-four months of salary and benefits, may be entitled to annual bonus, and may be entitled to immediate vesting of all unvested Options and Units previously granted to the NEO, as further described below.

Mr. Demers is entitled to an amount of the sum of twenty-four months of salary, benefits and two times the targeted annual or incentive bonuses in the year of termination, and is additionally entitled to the immediate vesting of all unvested Options, Units and other awards under Westport's omnibus plan (the "Omnibus Plan") or similar previous equity compensation plans (each, an "Award") previously granted to him in the event of such termination.

Mr. Larkin is entitled to an amount of twelve months of salary and benefits.

Ms. Gougarty does not have a specific termination payment provided for within her agreement, except that, pursuant to the terms of her employment, her employment may be terminated (i) for cause (ii) upon mutual agreement between herself and the Corporation, or (iii) upon sixty (60) days written notice by Ms. Gougarty.

Mr. Scott is entitled to an amount of eighteen months base salary and benefits, in any year, the immediate vesting of all unvested Options, Units and Awards previously granted to him in the event of such termination.

Ms. Wong is entitled to eighteen months of salary, benefits and the targeted annual bonus- in the year of termination divided by twelve and then multiplied by the number of months in the severance period, and is additionally entitled to the immediate vesting of all unvested Options, Units and Awards previously granted to her in the event of such termination.

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Mr. Demers and Ms. Wong each have change of control provisions in their respective employment agreements that provide that if they are terminated following a change of control, or should they resign following a change of control, they are entitled to an amount equal to not less than two years of salary, benefits and targeted annual bonus, and to the immediate vesting of all unvested Options, Units and Awards previously granted to them.

Mr. Larkin has a change of control provision in his employment agreement that provides that if he is terminated following a change of control, he is entitled to an amount equivalent to twelve months' base salary.

Mr. Scott has a change of control provision in his employment agreement that provides that if he is terminated within twelve months following a change of control, he is entitled to an amount equivalent to twenty-four months' base salary and benefits plus an amount equal to the targeted annual bonus that he was eligible to receive for the year in which his employment is terminated, divided by twelve then multiplied by the number of months in the severance period. He is also entitled to the immediate vesting of all unvested Options, Units and Awards previously granted to him.

Ms. Gougarty does not have a change of control provision in her agreement.

For the purpose of the above with respect to Mr. Demers and Ms. Wong, a change of control is defined to have occurred upon the happening of any of the following: (i) the acquisition, by whatever means, by an entity of ownership or control of more than 30% of the Common Shares; (ii) the amalgamation, consolidation, or merger with any other company resulting in Westport's former shareholders owning less than a majority of the outstanding Common Shares after such reorganization; (iii) the sale of all or substantially all of the assets of Westport; (iv) approval by the Shareholders of the liquidation, dissolution or winding-up of Westport; or (v) the majority of the members of the Board of Directors elected at a meeting of Shareholders not being management nominees. For Mr. Scott a change of control is defined similarly to the agreements for Mr. Demers and Ms. Wong with the exception that item (ii) above is not included in the definition.

The above described termination and change of control payments as they relate to the employment of Mr. Demers, Ms. Wong and Mr. Scott are conditional upon the prior execution by the executive of a release and indemnity in favor of Westport on terms reasonably acceptable to Westport.

In February of 2013, the HRC Committee passed a resolution providing that in the event of termination of any eligible recipient's employment with Westport without cause, all PSUs granted under the Omnibus Plan for which the measurement period had been completed would immediately vest and the awards would have the period set out in the award grant, and pursuant to the terms of the Omnibus Plan, in which to exercise any such vested but unexercised Units.

The following tables sets forth, for each NEO, the amount such person would have been entitled to receive on the termination of their employment, without cause on December 31, 2013, and the amount such person would have been entitled to receive if a change of control triggered the termination event, as per such person's employment agreement on December 31, 2013.

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Termination of Employment Without Cause
	Severance (CDN$)	Bonus (CDN$)	Value of Unvested Equity Awards(1) (CDN$)	Total(2) (CDN$)
David Demers	1,400,000	2,100,000	5,285,535	8,785,535
William (Bill) Larkin	375,000	-	252,806	627,806
Nancy Gougarty	-	-	-	-
Ian Scott	637,500	-	1,630,206	2,267,706
Elaine Wong	660,000	429,000	2,381,806	3,470,806

Termination of Employment Following Change of Control
	Severance (CDN$)	Bonus (CDN$)	Value of Unvested Equity Awards(1) (CDN$)	Total(2) (CDN$)
David Demers	1,400,000	2,100,000	5,285,535	8,785,535
William (Bill) Larkin	375,000	-	-	375,000
Nancy Gougarty	-	-	-	-
Ian Scott	850,000	552,500	1,630,206	3,032,706
Elaine Wong	880,000	572,000	2,381,806	3,833,806

Notes:

(1)	The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the TSX as at December 31, 2013 ($20.79). Upon vesting, PSUs convert into Common Shares based on a conversion factor which is determined based on one of three different performance criteria. The first such criteria being a relative value determined based on Westport's percentile placement in a synthetic clean tech index of the Comparator Group on a total shareholder return basis, the second being the absolute Common Share price based on closing price of the Common Shares on the last trading day of December, 2013 and the third being based on two-year Westport revenue growth. The expected conversion ratio at December 31, 2013 for Units with an exchange ratio based on the relative performance of the Common Shares to a synthetic clean tech index of the Comparator Group was 2 Common Shares per vested Unit, the absolute performance of the Common Shares was 0 Common Shares per vested Unit and was 1.25 Common Shares per vested Unit for those Units with an exchange ratio based on two-year Westport revenue growth.
(2)	Total compensation due upon termination of employment without cause or in the event of a change of control does not include the sum of benefits. Based on Westport's benefit programs only coverage of British Columbia medical service plan and extended health benefits would be compensated for the period.

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PERFORMANCE GRAPHS

The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPT" since June 30, 1999 and the NASDAQ Global Select Market under the trading symbol "WPRT" since August 18, 2008. Prior to June 30, 1999, the Common Shares were traded on The Alberta Stock Exchange. The following graph and table is a reporting requirement under Canadian securities laws and compares the change in the cumulative total Shareholder return on the Common Shares over the period from December 31, 2008 to December 31, 2013 (assuming a $100 investment was made on December 31, 2008 at the closing price of the Common Shares on that date), with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends.

Cumulative Total Return on $100
Invested in Common Shares on December 31, 2008

The results shown in this graph do not necessarily reflect Westport's trend in compensation to its NEOs and forms no part of our business or strategic plan. The Corporation's market prices for its shares are impacted by a number of external factors including the overall market sentiment and confidence in the future of the alternative energy technology sector, which ebbs and flows.

The following chart shows Westport's stock performance on the NASDAQ Global Select Market and the stock performance of a number of companies participating either directly or indirectly in the natural gas vehicle industry. Of this group of companies, within the three-year period Westport reached the highest cumulative value and its value remained higher than the original investment for the longest period of time. By the end of 2013, Westport's stock performance also achieved the highest return on the original investment and was the only company to achieve a positive return. The chart also indicates the volatility and fluctuations that can occur as stock prices move through cycles of either increasing or decreasing prices.

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Source: ThomsonOne

The following chart shows the price of Westport's stock on the NASDAQ Global Select Market as well as the price spread between West Texas Intermediate Sweet Crude Oil and Henry Hub Natural Gas on the New York Mercantile Exchange ("NYMEX") between the period December 30, 2005, and December 30, 2013.

Source: Source: ThomsonOne

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For years, Westport's share price appears to have been strongly correlative to the spread between natural gas and oil. The inextricable link may have been based on trading activity by investors relying on the spread to help value the Corporation and their investment in the absence of a strong conviction over Westport's fundamentals or relative technology leadership. Westport believes that the strong linkage between the commodities and Westport's share price may be broken by a number of Westport actions including but not limited to: increasing revenues, reducing the Corporations' cash burn rate on an annual basis, launching new products into new markets and focusing Westport's operational efforts and related business units to break even on an Adjusted EBITDA basis by the end of 2014. Also, Westport intends to work with the investment community to help clarify and crystalize its financial model and plans for growth.

The following graph compares the change in the cumulative return on the Common Shares of Westport on the NASDAQ Global Select Market over the period from July 31, 2013 to January 31, 2014 with the inverse of NYMEX natural gas price over the same period, assuming a $100 investment was made on July 31, 2013 at the closing prices on that date.

Source: ThomsonOne

The previous graph highlighted the long-term correlation of trading price of Westport's Common Shares and oil and natural gas commodity indexes whereas this chart may help highlight and perhaps explain the recent reduction in Westport's share price. Additional contributing factors to the above demonstrated correlation may include, but are not limited to, a diverse analyst community opinion and evolving market for natural gas in transportation resulting in investors seeking a more established and perhaps easier way to value Westport. Westport believes that a combination of improved financial results and new product introductions should aid in severing the link between Westport's Common Share trading price and these commodities and result in an improved market valuation based more on Westport's technological leadership, first mover advantage and future growth opportunities.

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EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as at December 31, 2013, information in respect of the equity compensation plans of Westport (being the Omnibus Plan, as defined above, Westport's prior stock option plan (the "Stock Option Plan") and the unit plan described below under the heading "Share Unit Plan" (the "Share Unit Plan"), under which Common Shares are authorized for issuance as well as the percent of the issued and outstanding Common Shares represented by that number of Common Shares:

	Number of Common Shares to be Issued Upon Exercise of Outstanding Awards, Options and Units				Number of Common Shares Remaining Available for Future Issuance		Total Number of Remaining Common Shares Reserved for Issuance
	Vested		Unvested
Plan	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares
Omnibus Plan	181,962	0.29%	1,302,748 (1) (2)	2.08%	5,630,758 (3)	8.98%	7,115,468 (3)	11.34%
Unit Plan	224,638	0.36%	184,149	0.29%	-	-	408,787	0.65%
Stock Option Plan	123,544	0.20%	-	-	-	-	123,544	0.20%
Total	530,144	0.85%	1,486,897	2.37%	5,630,758	8.98%	7,647,799	12.19%

Notes:

(1)	This figure currently includes 155,698 Performance Stock Options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.
(2)	Includes 129,159 phantom awards which, when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares.
(3)	This figure currently includes 390,083 shares that are reserved for conversion at a ratio of 200% in respect of previously granted PSUs based on the assumption that all performance criteria will be achieved. Of these 390,083 shares a total of 56,341 are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

The following table sets forth, as at December 31, 2013, additional information in respect of the equity compensation plans of Westport (being the Omnibus Plan, the Stock Option Plan and the Unit Plan) under which Common Shares are authorized for issuance:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Awards, Options and Units	Weighted-Average Exercise Price of Outstanding Options, Warrants, Rights	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Shareholders
Omnibus Plan(2) Unit Plan(1) (2) Stock Option Plan(2)	1,484,710 (3)(4) 408,787 123,544	$33.80 - $9.97	5,630,758 (5) - -
Equity Compensation Plans Not Approved by Shareholders	-	-	-
Total	2,017,041	-	5,630,758

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Notes:

(1)	The Unit Plan as amended July 2006, July 2008 and July 2009. See "Share Unit Plans" below.
(2)	The average life remaining on the outstanding Options under both the Stock Option Plan and Options under the Westport Omnibus Plan is 0.4 years and 3.0 years, respectively. The average life remaining on the outstanding Units under both the Unit Plan and the Omnibus Plan is 2.3 and 2.0 years, respectively.
(3)	This figure currently includes 155,698 Performance Stock Options with payout levels of 0% or 100% upon achieving the required performance criteria over the measurement period.
(4)	Includes 129,159 of phantom awards which, when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Common Shares.
(5)	This figure currently includes 390,083 shares that are reserved for conversion at a ratio of 200% in respect of previously granted PSUs based on the assumption that all performance criteria will be achieved. Of these 390,083 shares a total of 56,341 are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

Westport currently has in place one active equity based compensation plan, the Omnibus Plan, which is described in more detail below. There are also two inactive equity based compensation plans, the Stock Option Plan and the Unit Plan (amended in 2009), both of which are described in more detail below.

Stock Option Plan

On July 22, 2003, the Board of Directors adopted an amended version of the Stock Option Plan, which stipulated the maximum number of Common Shares issuable under it would not exceed 2,014,285 (equivalent to 7,050,000 on a pre-consolidation basis) Common Shares. The amendment to the Stock Option Plan was approved by Shareholders at the Annual and Special Meeting of Westport held on September 3, 2003 and the Stock Option Plan was subsequently amended and approved by Shareholders on July 8, 2008 and July 16, 2009. With the adoption of the Omnibus Plan on July 15, 2010, Westport no longer grants any Options under the Stock Option Plan but Options outstanding under the Stock Option Plan remain outstanding and unaffected. Any Options originally granted under the Stock Option Plan that are cancelled, terminated or expire will not be available for re-grant under the Stock Option Plan but will not count against the plan limits described below under the Omnibus Plan.

In 2009, the Board of Directors approved amendments to convert the Stock Option Plan from a fixed maximum number to a rolling maximum percentage plan of 3.72%, and approved a further increase in the rolling maximum percentage to 5.0% of outstanding Common Shares, once the exercise of the 586,132 exercisable units that had been previously granted under the Unit Plan had been converted to Common Shares. The conversion of the Stock Option Plan to a "rolling plan", on the basis of each of the above noted 3.72% and 5.0% basis was approved by the Shareholders on July 16, 2009.

The Stock Option Plan authorizes the Board of Directors to issue Options to directors, officers, employees, and providers of services to Westport or Westport's subsidiaries. The number of Common Shares reserved for issuance to Westport insiders cannot exceed 10% of the outstanding Common Shares, and Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (Ontario)) within a one-year period cannot exceed 5% of the outstanding Common Shares. Additionally, the number of Common Shares reserved for issuance to insiders under the Stock Option Plan and any other share compensation arrangement of Westport shall not exceed 10% of the total number of issued and outstanding Common Shares. Options issued pursuant to the Stock Option Plan must have an exercise price not less than the closing price of the Common Shares on the TSX on the day prior to the day of grant. The period during which an Option may be exercised shall be determined by the Board of Directors at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board of Directors at the time such Option is granted, provided that no Option granted prior to July 16, 2009 shall be exercisable for a period exceeding eight years from the date the Option is granted and no Option granted after July 16, 2009 shall be exercisable for a period exceeding five years.

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The Options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the set Option period and 90 days after the date a holder ceases to hold the position or positions of director, officer, employee, or service provider of Westport or its subsidiaries, as the case may be (provided that such Option holder has ceased to be a director, officer, employee, or provider of services for a reason other than cause, death, permanent disability, or normal retirement). In the event of the death or permanent disability of a holder, any Option previously granted to him or her shall be exercisable until the end of the Option period noted above, or until the expiration of 12 months after the date of death or permanent disability of such Option holder, whichever is earlier. In the event an optionholder ceases to be a director, officer, employee, or service provider for cause, any Option previously granted to him or her shall immediately expire and terminate. If an Option expires during a blackout period imposed by Westport, the expiry date of the Option is extended for ten business days after the end of the last day of the blackout period. Also, if the Option expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Option expires four business days after the end of the blackout period, the expiry date for that Option is extended by an additional six business days. In the event of a sale by Westport of all or substantially all of its assets or in the event of a change in control of Westport, each holder shall be entitled to exercise, in whole or in part, the Options granted to such holder, either during the term of the Option or within 90 days after the date of the sale or change of control, whichever first occurs. Options are non-assignable, although they contain provisions permitting the legal personal representative of an optionee, for a period of 12 months, to exercise the Option in the event of the death of the optionee. The Board of Directors may amend or revise the terms of the Stock Option Plan, subject to receipt of all necessary regulatory and Shareholder approvals.

Shareholder approval is not required for amendments to the Stock Option Plan, except for any amendment or modification that:

•	increases the number of Common Shares reserved for issuance under the Stock Option Plan;
•	reduces the exercise price of an Option, except for the purpose of maintaining Option value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction involving Westport (for this purpose, cancellation or termination of an Option prior to its expiry date for the purpose of reissuing Options to the same Option-holder with a lower exercise price will be considered an amendment to reduce the exercise price of an Option);
•	extends the term of an Option beyond the maximum expiry date set out in the Stock Option Plan (except where an expiry date would have fallen within a blackout period established under Westport's Disclosure Policy);
•	extends eligibility to participate in the Stock Option Plan to persons other than officers, directors, and employees of Westport (or any affiliate) and its consultants (or any affiliates).
•	extends the total value of shares which may be granted to a non-executive director under the Stock Option Plan or any other share compensation arrangement of the Corporation;
•	permits Options to be transferred, other than for normal estate settlement purposes or to an RRSP or similar plan;
•	permits awards other than Options to be made under the Stock Option Plan; or
•	amends the amendment provisions contained in the Stock Option Plan;

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With the exception of the foregoing amendments, the Stock Option Plan, as amended, provides that all other amendments to the Stock Option Plan may be made by the Board of Directors without Shareholder approval. Examples of the types of changes that may be made by the Board of Directors without Shareholder approval include, but are not limited to, the following:

•	amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan;
•	termination or suspension of the Stock Option Plan;
•	amendments to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements;
•	adjustments to outstanding Options in the event of certain transactions entered into by Westport;
•	amendments to the vesting provisions of any outstanding Option (including without limitation, acceleration of vesting);
•	amendments with respect to the method or manner of exercise of any Option;
•	amendments to the termination provisions set out in the Stock Option Plan or any outstanding Option, provided no such amendment may result in: (i) an extension of any outstanding Option beyond 5 years from the original date of grant (without regard to extensions arising in respect of a self-imposed black-out under Westport's disclosure policy, as more particularly described below); or (ii) the granting of an Option with an expiry date later than 5 years from the date of grant (without regard to an extension of the Option arising in respect of a self-imposed black-out under Westport's disclosure policy, as more particularly described below); and
•	adjustments to reflect stock splits, stock dividends or other alterations to the capital stock of Westport.

As at December 31, 2013, an aggregate of 123,544 Options were outstanding under the Stock Option Plan, representing approximately 0.20% of the issued and outstanding Common Shares.

The Stock Option Plan additionally provides that if any eligible participant under the Stock Option Plan is subject to a requirement that he or she not benefit personally from a grant of Options, the Board of Directors may grant any Options to which such person would otherwise be entitled to such person's employer or other entity designated by them that directly or indirectly imposes that requirement on the individual.

Share Unit Plans

A Unit granted pursuant to the Unit Plan entitles the holder, subject to the terms and conditions of the plan and the holder's unit agreement, to receive one fully paid Common Share.

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In September 2003, Shareholders approved a new performance unit plan (the "2003 Unit Plan") to replace a previously existing similar plan. The primary objective of the 2003 Unit Plan when implemented was to conserve cash reserves by using equity to pay part of the annual and other incentives to Westport's officers, employees, and directors (including those of Westport's subsidiaries). Specifically, the 2003 Unit Plan was used to issue PSUs to: (i) recognize contributions made by employees or contractors in accordance with Westport's existing bonus plans and compensation; (ii) serve in lieu of cash payments to Westport's directors in respect of annual retainers; (iii) enable Westport to attract key employees by issuing PSUs as signing bonuses; (iv) enable Westport to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees; or (v) enable Westport to issue units in lieu of cash payments for selected consulting or contract services.

The aggregate number of Common Shares initially reserved for issuance under the 2003 Unit Plan was limited to 714,285 (equivalent to 2,500,000 on a pre-consolidation basis). At the 2006 Annual and Special Meeting of Westport, a resolution was approved to amend the 2003 Unit Plan to increase the number of Common Shares reserved for issuance thereunder. The Board of Directors determined that an additional 1,428,571 (equivalent to 5,000,000 on a pre-consolidation basis) Common Shares be reserved for issuance under the 2003 Unit Plan and the fixed maximum number of Common Shares reserved under the Unit Plan be amended accordingly, resulting in a maximum of 2,142,856 (equivalent to 7,500,000 on a pre-consolidation basis) Common Shares being reserved for issuance under the revised plan. The Board of Directors additionally approved and recommended a number of amendments to the 2003 Unit Plan to incorporate certain recommendations made by Institutional Shareholder Services, Inc. The significant amendments to the 2003 Unit Plan were approved by Shareholders at Westport's 2006 Annual and Special Meeting with subsequent additional amendments being approved by shareholders on July 16, 2009. The current terms of the Unit Plan provide that (i) Units may not be granted to satisfy retainers payable to directors of Westport or in lieu of cash payments; (ii) Units may not be granted for selected consulting or contract services; and (iii) the number of Common Shares reserved for issuance to insiders under the Unit Plan and all other share compensation arrangements may not exceed 10% of the outstanding Common Shares and that the number of Common Shares issued to insiders under the Unit Plan or any other share compensation arrangement shall not exceed 10% of the outstanding Common Shares within any one-year period.

The Board of Directors has the discretion to select the participants to participate in the Unit Plan, grant the Units and impose such restrictions, vesting periods and provisions, and other conditions on the Units as it determines. The Unit Plan also stipulates that: (i) the number of Common Shares issued to any one insider and such insider's associates (as that term is defined by the Securities Act (British Columbia)) under the Unit Plan or any other Westport share compensation arrangement, within a one year period, shall not exceed 5% of the outstanding Common Shares; and (ii) the number of Common Shares that may be issued under the Unit Plan to the directors of Westport (other than directors who are also officers) will not exceed 200,000 Common Shares in the aggregate. The Board of Directors may amend or revise the terms of the Unit Plan, subject to receipt of all necessary approvals, provided that no such amendment or revision shall materially adversely affect the rights of any participant under the plan.

The Units under the Unit Plan expire on the date of the expiration of the set expiration period as set by the Board of Directors, provided that no Unit shall be exercisable for a period exceeding ten years from the grant date. If a Unit expires during a blackout period imposed by Westport, the expiry date of the Unit is extended for ten business days after the end of the last day of the blackout period. Also, if the Unit expires within 10 business days after the end of the blackout period, the expiry date will be extended to allow for a total of 10 business days after the end of the last day of the blackout period. For example, if the Unit expires four business days after the end of the blackout period, the expiry date for that Unit is extended by an additional six business days. Units or any rights or interest of a holder under the Unit Plan may be assigned, encumbered or transferred to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the holder by will or by the laws of succession and distribution. Units or any rights or interest of a holder under the Unit Plan may also be assigned to the extent permitted by law or the rules of any applicable stock exchange or regulatory authority.

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As at December 31, 2013, an aggregate of 408,787 Units were outstanding under the Unit Plan, representing 0.65% of the then issued and outstanding Common Shares. As of March 5, 2014, no Common Shares remain available for issuance in connection with new Unit grants under the Unit Plan. No further equity compensation grants are expected under the Unit Plan and all future equity compensation grants are expected to be issued under the Westport Omnibus Plan, as described below.

Westport Omnibus Plan

On April 23, 2010, the Board of Directors approved and Shareholders subsequently ratified the Omnibus Plan. The Westport Omnibus Plan was further amended and approved by Shareholders at Westport's Annual and Special Meeting on April 11, 2013 to increase the number of Shares available for grant pursuant to Awards under the plan to 8,000,000. The Omnibus Plan expires on July 15, 2020.

The Omnibus Plan contains the following general terms:

•	The Omnibus Plan allows grants of Options (including incentive stock options for U.S. tax purposes), share appreciation rights ("SARs"), deferred share units, phantom stock, bonus stock, PSUs and/or time based RSUs, and other stock or performance based awards. SARs may be granted on a stand-alone basis or in tandem with options.
•	Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related option), a participant will be entitled to payment equal to the excess of the market value of a Westport share on the date of exercise over the subscription or base price under the SAR. The award may specify whether settlement will be in cash, in shares, or a combination of cash or shares.
•	Each RSU or PSU granted under the Westport Omnibus Plan generally represents one Common Share. Unless otherwise determined by the HRC Committee, vested Units will generally be settled as soon as practicable following vesting by delivery of a Common Share for each vested Unit or payment of a cash amount equal to the market value of a Common Share at the time of settlement, as specified in the Award. The Award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.
•	PSUs and other awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code (the "Internal Revenue Code") generally will require the amount payable (or Common Shares issuable) be conditional upon the achievement of performance goals.
•	The Stock Option Plan and Unit Plan provide for grants to be approved by the Board of Directors. The Omnibus Plan generally follows that approach. However, in certain instances, determinations by a committee comprised of independent directors will be crucial. Thus, the Omnibus Plan provides that, in addition to circumstances where the Board of Directors elects to delegate authority to the HRC Committee:
•	the HRC Committee will have the power to evaluate the CEO's awards and performance relating thereto and to determine Awards under the Westport Omnibus Plan for grant to the CEO. As to other executive officers the HRC Committee shall make recommendations to the Board of Directors with respect to Awards;

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•	the HRC Committee will determine performance goals for Awards intended to be "performance-based compensation" under Section 162(m) of the Internal Revenue Code to the CEO and the three highest paid officers, other than the CEO and Chief Financial Officer.
•	Awards cannot be granted at less than market value which is defined for Awards stated in Canadian dollars as the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day prior to the relevant date and for Awards stated in U.S. dollars as the closing price of the Common Shares on the NASDAQ Global Select Market on the last trading day prior to the relevant date.
•	The Omnibus Plan grants broad powers to the Board of Directors (or HRC Committee, as applicable) to set terms of Awards, including as to vesting (e.g. vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria, or any combination of the foregoing, provided that:
•	performance conditions to vesting of any portion of an Award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year; and
•	with respect to any Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading "Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation" determined by the HRC Committee or the Board of Directors (subject to the terms of the Omnibus Plan) on or prior to the effective date of such award or as of any later time permitted under Section 162(m).
•	The Omnibus Plan is subject to a plan limit of 8,000,000 shares. As at March 5, 2014, 4,125,173 shares remain available for issuance pursuant to Awards under the Omnibus Plan. For this and other limitations, please read "Plan Limitations" below.
•	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian Awards and U.S. Awards.
•	The Omnibus Plan maintains the limitations with respect to the issuance of Awards to any one person or to insiders described in "Plan Limitations" below.

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•	The Omnibus Plan provides that either the Board of Directors or the HRC Committee, as applicable, may decide to accelerate Awards (and the expiration dates) upon change of control. With respect to Awards made under the Omnibus Plan, a "change of control" is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Common Shares or voting power of the then outstanding voting securities of the Corporation (with certain exclusions); members of the Corporation's then "incumbent board" ceasing to be a majority of the board of the Corporation; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving the Corporation or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries, unless the holders of the Common Shares and voting securities own more than 50% of the "resulting entity" from the transaction (in substantially the same proportions), the members "incumbent board" of the Corporation continue to hold a majority of the board seats of the "resulting entity" and no other person owns more than 50% of shares of Common Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of the Corporation.
•	The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).
•	The Omnibus Plan allows Awards other than Options to have up to 10 year terms and Options to have 5 year terms, provided that if the term of any Award is to expire during a trading "blackout" established by Westport or pursuant to any lock-up agreement or similar trading restriction or within 10 business days thereafter, the expiry date of such award shall be extended to 10 business days following the end of the applicable blackout period.

Deferred Share Units

The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director's annual retainer, if eligible, through the grant of deferred share units. Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Westport Omnibus Plan.

Termination of Employment or Service

Unless otherwise determined by the Board of Directors (or the HRC Committee), or otherwise set forth in the terms of an individual Award, the following general rules will apply with respect to Awards:

•	if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport's legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested Awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award, if any, or the 90th day after termination;
•	if the employment or service is terminated by retirement the participant will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the date specified in the Award and any vested phantom share awards, RSUs, PSUs, and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan;
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•	if employment or service is terminated by death or disability of an employee or director (or death of a consultant), non-vested Awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Option or SAR until the earlier of the date specified in the Award or during the one year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an award as provided above) and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan; and
•	if employment or service is terminated for cause, in the opinion of Westport's legal counsel, any unvested Award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Omnibus Plan allows the Board of Directors (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).

Plan Limitations

With respect to the Omnibus Plan, the number of Common Shares that may be subject to issuance at any given time in connection with Awards cannot exceed 8,000,000, being approximately 12.7% of the currently issued and outstanding shares of Westport.

For the purposes of calculating the Award limits specified above:

•	Common Shares subject to an Award granted under the Stock Option Plan or Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation.
•	Awards that use the price of Common Shares to determine the amount of the Award or its settlement but that provide for settlement in cash (and not by the issuance of shares) shall be treated as covering the applicable number of Common Shares solely for the purposes of computing the above limit and only while the Award is not settled or terminated. Upon settlement in cash or termination of such Award the Common Shares used as a reference for determining the amount of the Award or its settlement shall not be counted against the above limitation.
•	All Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Common Shares pursuant to the terms of an Option will reduce the number of Common Shares available for issuance pursuant to Options;
•	Any Common Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of Awards shall not be counted against the above limitation;
•	Any Common Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation; and
•	Any Common Shares issued in assumption, substitution or exchange for previously granted Awards of an entity acquired by Westport shall not be counted against the above limitation.

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Awards are also subject to the following limitations:

•	The aggregate number of Common Shares subject to:

(i) Option or SAR awards granted under the Omnibus Plan; or

(ii) issued pursuant to performance awards,

during any consecutive thirty-six (36) month period to any one participant under the plan shall not exceed, in respect of each of such Awards, 500,000 Common Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

•	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed U.S. $3,000,000.

For as long as the Common Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval, and security based compensation arrangements apply to the Corporation:

•	the number of Common Shares issued to "insiders" (including associates if legally required) within any one year period and issuable to the insiders at any time, under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Common Shares, respectively;
•	the number of Common Shares issued, or reserved for issuance with respect to Awards, to any one "insider" (including associates if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Common Shares; and
•	the number of Common Shares issued to directors (non-employee) under the Omnibus Plan shall not exceed 250,000 and the annual equity award value of Common Shares granted to directors (non-employee) shall not exceed $1,000,000 per such director in the aggregate over the life of the Omnibus Plan.

For these purposes, "insider" generally means a director or officer, a director or officer of an insider or of one of Westport's subsidiaries, a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.

Limitations on Repricings or Extension of Term of Insider Awards; Transferability

The exercise price for Options issued to insiders (please refer to "Plan Limitations" above) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Shareholder approval. Awards to other non-insider employees may also be limited.

If the rules of a stock exchange on which the Common Shares are being traded require Shareholder approval with respect to extension of Awards issued to insiders, such extensions will not be effective until such approval is obtained.

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Unless an Award otherwise provides, an Award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Board of Directors (or the HRC Committee) may allow transfers to family members or related entities. No transfer of incentive Options may be made unless permitted by Section 422 of the Internal Revenue Code.

Eligibility

All non-employee directors, executive officers, employees and consultants may become eligible for Awards under the Omnibus Plan.

Amendments and Termination

The Omnibus Plan provides that the Board of Directors may amend, suspend or terminate the Omnibus Plan, subject to applicable legal or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, Shareholder approval will be required for the following types of amendments:

•	any amendments which would result in the exercise price for any Award granted under the Omnibus Plan being lower than the market value of the shares underlying the Award at the time the Award is granted, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;
•	any amendment which reduces the exercise price or purchase price of an Award, except for purposes of maintaining an Awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;
•	any amendment that would result in the cancellation of an Option or SAR in exchange for an Option or SAR with a lower exercise price from that of the original Option or SAR or another Award or cash payment;
•	any amendment extending the term of an Award beyond its original expiry date except as otherwise permitted by the Omnibus Plan;
•	any amendment extending eligibility to participate in the Omnibus Plan to persons other than officers, employees, non-employee directors or consultants or increasing the annual limit on Awards to non-employee directors;
•	any amendment permitting the transfer of Awards, other than for normal estate settlement purposes or to a trust governed by a RRSP, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;
•	any amendment increasing the maximum aggregate number of shares that may be subject to issuance at any given time in connection with Awards granted under the Westport Omnibus Plan;
•	any amendment to the amendment provisions;
•	the adoption of any Option exchange involving Awards; and

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•	any other amendment required to be approved by Shareholders under applicable law or rules of a stock exchange.

Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Board of Directors alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•	amendments of a technical, clerical or "housekeeping" nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;
•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;
•	amendments necessary in order for Awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Internal Revenue Code, or any successor provisions or under the Income Tax Act (Canada);
•	amendments respecting administration of the Omnibus Plan including, without limitation, the method or manner of exercise of any Award;
•	any amendments to the vesting provisions of the Omnibus Plan or any Award;
•	any amendments to the early termination provisions of the Omnibus Plan or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension of an Award beyond the original expiry date;
•	any amendments in the termination provisions of the Omnibus Plan or any Award, other than an Award held by an insider in the case of an amendment extending the term of an Award, provided any such amendment does not entail an extension of the expiry date of such Award beyond its original expiry date;
•	the addition of any form of financial assistance by Westport for the acquisition by all or certain categories of participants of shares under the Omnibus Plan, and the subsequent amendment of any such provision;
•	the addition or modification of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Omnibus Plan reserve;
•	adjustments to outstanding Awards in the event of a change of control or similar transaction entered into by Westport;
•	amendments necessary to suspend or terminate the Omnibus Plan; and
•	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or the rules of the stock exchanges.

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Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation pursuant to Section 162(m) of the Internal Revenue Code

Awards granted under the Westport Omnibus Plan may qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code in order to preserve U.S. federal income tax deductions by Westport with respect to annual compensation required to be taken into account under Section 162(m). Such Awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Internal Revenue Code and the related regulations. Performance goals may differ among awards designed to be "performance-based compensation" and among different participants.

A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Westport Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.

Unless an adjustment would affect the status of an award as "performance-based compensation" under Section 162(m) of the Internal Revenue Code, the Board of Directors (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport's management's discussion and analysis of financial condition and results of operations appearing in the Corporation's periodic reports under the United States Security Exchange Act of 1934, as amended (the "Exchange Act"), for the applicable period.

Term

The Omnibus Plan is effective with respect to grants of Awards issued before July 15, 2020. The Board of Directors has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.

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SECTION 5:
ADDITIONAL INFORMATION

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ADDITIONAL INFORMATION

Except as otherwise specified herein, the information set forth in this Circular is provided as of March 5, 2014.

Additional information relating to Westport is available through the Internet at www.westport.com and on SEDAR at www.sedar.com. The information relating to Westport at www.westport.com should not be considered incorporated herein by reference. Financial information of Westport is provided in the comparative financial statements and management's discussion and analysis of Westport for the most recently completed financial year. Copies of the financial statements and management's discussion and analysis of Westport may be obtained from the Vice President, Investor Relations & Communications, of Westport at 101-1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2 or by facsimile at (604) 718-2001.

DATED effective the 5th day of March, 2014.

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SECTION 6:
SCHEDULES AND ATTACHMENTS

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SCHEDULE "A"
BOARD OF DIRECTORS' CHARTER

The Charter of the Board of Directors Of Westport Innovations Inc.

Purpose of the Charter

This Charter has been adopted by the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”) to assist the Board in the exercise of its duties and responsibilities. This Charter, together with the Charters of the Board's committees, the position descriptions for the CEO, Board Chair, Lead Director, and Committee Chairs, Westport’s By-Laws and Articles, and the various policies, codes and guidelines adopted by the Board collectively comprise Westport's overall corporate governance framework.

Definitions

Where used in this Charter, the following terms have the following meanings:

"Executive Management" means all appointed officers, executive level vice presidents, and select other key vice presidents of Westport.

"Independent Auditor" means the independent auditor nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for Westport.

"Independent Director" means a Director who meets the independence standards specified under applicable law and the regulations of the relevant stock exchanges where Westport shares are listed. In 2014, this means Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators, Section 311 footnote of the TSX Company Manual, and Rule 5605(a)(2) of the NASDAQ Stock Market Listing Rules.

Composition of the Board

The Board will consist of a minimum of five and a maximum of ten members (each, a "Director"), with the actual number decided by the Board from time to time consistent with the needs of Westport in order to effectively perform the duties of the Board. Directors are elected at the annual meeting of shareholders and serve a one year term.

The Independent Directors will elect the Board Chair annually at the first meeting of the Directors after the annual meeting of shareholders. If the Independent Directors select a Director as Board Chair who is not an Independent Director (which may be for reasons promoting Board effectiveness or to facilitate Board development or transitions) the Independent Directors in such case will also appoint an Independent Director as the Board's Lead Director. If so appointed, the Lead Director shall have the powers, duties and responsibilities set forth in Westport’s position description for the Lead Director, a copy of which is available on Westport’s website.

Section 5.01          The Board may manage the responsibilities, obligations, and procedures set out in this Charter either directly or through committees of the Board. As at the date hereof, the Board has formed four committees and delegated specific responsibilities to each committee. Those committees are: Audit, Human Resources and Compensation (HRC), Nominating and Corporate Governance (NCG), and Strategy. Each committee operates under its own Charter (a copy of which is available on Westport’s website), and has a chairperson responsible for leadership and overall operation of their respective committee.

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Nomination and Election of Directors

Recruiting an appropriate group of people to act as Directors of a public company is a challenging task. Westport's Board Chair and the NCG Committee work together to determine the optimum size of the Board and the appropriate mix of business skills, experience, and diversity of the members of the Board in order to effectively fulfill its mission.

Prospective Directors must have personal and professional integrity, skills that are relevant to Westport’s business and/or its risk management, significant achievement in their respective fields of endeavor, sound business judgment, the ability to effectively collaborate and communicate with other Directors and with management, and be committed to devoting the time and effort needed to perform their duties effectively. To that end the NCG Committee will annually review Board composition and requirements, individual Director contributions and potential candidates for election as Westport Directors, and recommend a slate of Directors for election by shareholders.

If a nominated Director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated Director will immediately submit his or her resignation to the Board Chair in accordance with Westport’s Majority Voting Policy (a copy of which is available on Westport’s website). Following receipt of a resignation tendered pursuant to Westport's Majority Voting Policy, the Board Chair shall promptly advise the NCG Committee and the Board thereof and the NCG Committee shall consider whether or not to accept the offer of resignation in accordance with the Majority Voting Policy.

Board Independence and Effectiveness

Westport believes an effective Board means a Board that maintains a clear distinction between Board oversight functions and the responsibilities and duties of Executive Management. Although a working culture of trust and collaboration must exist between the Board and Executive Management in order for Westport to succeed, the Board must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of Westport and its shareholders. This means that individual Directors must be technically independent as defined by applicable law and the regulations of the relevant stock exchanges where Westport shares are listed (except for any non-Independent Directors) but also independent in practice.

To that end, the Board has adopted several organizational principles:

•	The Audit Committee Chair, the NCG Committee Chair and the HRC Committee Chair will only be held by Independent Directors and all members of these committees will be Independent Directors.
•	Executive sessions of Independent Directors excluding management will be held at each meeting of the Board. These sessions will be led by the Board Chair (or by the Lead Director, if the Chair is not an Independent Director).
•	The Board has also formed an Advisory Board to provide incremental specialist knowledge and insight from highly qualified individuals who will be available throughout the year to advise the Directors and management. Advisory Board members will always be independent from management. Advisory Board members are independent consultants to the Board and not Directors.

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Certain functions shall be the exclusive responsibility of Independent Directors, consulting closely with the CEO and Board Chair, who will then bring recommendations to the full Board for approval. These functions include:

(a)	Revising the Charter of the Board from time to time;
(b)	Developing a position description for the Chair of the Board and for the Lead Director (if the Board Chair is not an Independent Director); and
(c)	Developing a position description for the CEO, as well as indicators to measure the CEO’s performance.

Board Leadership

The Board Chair sits at the intersection between the Board and Executive Management and although the Board Chair is also a Director and shares all of the duties and responsibilities of any Director, the Board Chair has several unique duties and responsibilities:

•	He or she will establish an annual calendar with the Board and committee meetings scheduled at least 12 months in advance. Other meetings will be scheduled by the Board Chair with reasonable notice to all Directors.
•	He or she will ensure that preliminary agenda and meeting materials are distributed to all Directors in advance of each meeting.
•	He or she will preside at all meetings of the Board and at meetings of shareholders, or delegate a substitute Chair if necessary.
•	He or she will represent Westport in discussions with third parties, including Westport shareholders and other stakeholders as well as business partners, suppliers, regulators and professional advisors of all kinds.
•	In conjunction with the NCG Chair, he or she is responsible for assessing the overall effectiveness of the Board and each of its committees and taking appropriate action to improve Board performance.
•	The Board Chair will appoint all committee chairs annually.

If the Board Chair is not an Independent Director, then there shall be an Independent Director serving as Lead Director who will perform the duties and responsibilities set out in the Lead Director’s position description. In such a case certain of the above duties and responsibilities will be performed instead by the Lead Director as indicated in the Lead Director's position description.

Role and Responsibility of the Board

In general terms, the Board is responsible for the overall stewardship of Westport and is charged with overseeing the management of the business and affairs of Westport pursuant to its Bylaws and applicable law and, together with Executive Management, pursuing the creation of long-term shareholder value.

The Board has responsibility for the following matters:

(a)	Executive Leadership and Oversight: the Board (excluding the CEO) has the authority to select, appoint, and, if necessary, terminate the CEO. Implicit in this responsibility is the duty to regularly assess CEO performance and without interfering in operational matters belonging properly to Executive Management, to take whatever actions required and appropriate to ensure that Westport is being led by people of integrity, honesty, acumen and good judgment, who are in turn fostering a culture of ethical business conduct throughout Westport. The Independent Directors have responsibility for producing an annual CEO performance assessment and this is delivered by the Chair of the HRC Committee to the CEO. The Board also shall be consulted and provide advice with respect to the appointment by the CEO of other members of Executive Management. The Board is responsible for CEO succession planning, and for providing oversight with respect to the Executive Management team’s succession plan.

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(b)	Corporate Communications: the Board has specific responsibilities under applicable laws, rules and regulations to review and approve Westport's annual financial statements, the related Management’s Discussion and Analysis of Results of Operations (the MD&A), and other public disclosure documents containing material financial information. The Board will also review and approve annual management information circulars/proxy statements, annual information forms (AIF)/(40-F) and other material press releases.
(c)	Risk Assessment and Internal Controls: the Board needs to regularly satisfy itself that Executive Management have identified and disclosed to the Board the principal business risks faced by Westport and that there are appropriate management systems in place to manage those risks. The Board must also satisfy itself that effective management systems are in place to monitor the integrity of Westport's internal controls and critical information systems. The Audit Committee has primary responsibility to review and monitor the effectiveness of such systems and to make any recommendations to the Board.
(d)	Corporate Governance: effective corporate governance plays an important role in protecting shareholder rights, helping to maximize shareholder value over time and assisting the creation of a vibrant, dynamic and successful corporation. The Board is responsible for the overall corporate governance of Westport and for setting its principles and processes in this regard, and has delegated primary responsibility for this to Westport’s NCG Committee.
(e)	Strategic Plan: Westport operates in a fast changing industry with new market opportunities arising constantly, and the Board needs to be continuously aware of Executive Management's views on the various possible scenarios for future shareholder value creation. The Board has formed the Strategy Committee, including both members of the Board and Executive Management, to oversee the strategic planning process and to produce, no less than once a year, an updated and revised Strategic Plan for Westport. Typically, the updated plan will be reviewed by the Strategy Committee at the July meeting and, after input and comments, presented to the Board in October for approval.
(f)	Annual Operating Plan and Budget: the Board will approve annual capital and operating budgets consistent with the Strategic Plan, and the CEO will report performance against those operating plans on a quarterly basis.
(g)	Financing Activities: the Board will review and approve all material financing activities whether by way of equity or debt and will satisfy itself that the proposed terms are fair, reasonable in the context of the market for similar offerings and that the transaction is in the long term best interests of Westport shareholders.
(h)	Major Acquisitions and Divestitures: the Board will review and approve all material transactions to ensure they are consistent with the Strategic Plan, that sufficient independent information is available to assess transaction value, that sufficient due diligence has been conducted to fairly assess and mitigate the risks, and that the transaction is overall in the long term best interests of Westport shareholders.

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(i)	Oversight of Corporate Culture: the Board has a duty to foster and nurture the unique Westport culture of innovation, entrepreneurship, integrity and discipline that has been the foundation of our long term success. The Board has delegated primary responsibility for this issue to the HRC Committee.
(j)	Executive Compensation: the Board is responsible for establishing and overseeing the operation of an executive compensation program that aligns Executive Management incentives with the Strategic Plan and the long term interests of shareholders, and that meets the objectives of attracting, retaining, and motivating skilled and experienced executive leadership. The Board has delegated to the HRC Committee the primary responsibility for developing and overseeing the operation of the executive compensation program and in particular to set CEO compensation and make recommendations on Executive Management compensation programs to the Board.

Duties of Directors

The fundamental responsibility of Directors is to promote the long term best interests of Westport and its shareholders generally, and to explicitly not have a duty to individual shareholders, employees, creditors, or other stakeholders except in exceptional circumstances and with full transparency and disclosure.

All Directors have both fiduciary and statutory duties and responsibilities defined by law and by good governance practices. Each Director of Westport, in exercising his or her powers and discharging his or her duties, is required by law to: (i) act honestly and in good faith with a view to the long term best interests of Westport; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. This document is by no means an exhaustive list of such duties and responsibilities.

Fiduciary duties are those that arise from the trust and confidence invested in them by shareholders of Westport. The term "fiduciary" implies integrity and undivided loyalty. For example, Directors must avoid conflicts of interest and even the appearance of a conflict of interest. Directors must maintain strict confidentiality about all Westport matters. Decisions must be made in good faith and with the long term interests of Westport and its shareholders in mind.

In order to effectively fulfill their duties, all Directors need to satisfy themselves that they have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Board. It is the responsibility of each Director to ask such questions as may be necessary to reach an informed decision. Directors should be familiar at all times with the complex business and affairs of Westport and have a solid understanding of the strategic plan and the financial condition of Westport.

Directors are entitled to rely in good faith on the financial statements of Westport which are represented to them by an officer of Westport or in a written report of the Independent Auditor of Westport as fairly reflecting the financial condition of Westport, and on opinions or reports of independent professional advisors.

In order to fulfill their fiduciary duties to Westport and its shareholders, each Director should: (i) prepare for and attend no less than 80% of the meetings of the Board; (ii) be sufficiently informed about the current and proposed activities of Westport; (iii) review the minutes of any meeting not attended as well as any resolutions passed or actions taken; (iv) review the minutes of the previous meeting of the Board to determine that they accurately represent the discussions that took place and the resolutions that were passed; and (v) be especially attentive to specific aspects of Westport’s activities according to their own experience and occupation.

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Conflicts of Interest

A Director who is a party to a material contract or proposed material contract with Westport, or who is a Director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with Westport, must disclose this interest in writing to the Board Chair at or before any meeting of the Board where this issue is considered by the other Directors. The nature and intent of this conflicting interest will be noted in the minutes of the meeting.

If the Director acquires an interest after a contract is made, he or she must disclose their interest at the first meeting of the Board after they became so interested. If a person who has an interest in a contract later becomes a Director of Westport, they must disclose their interest at the first meeting of the Board after they became a Director.

Where a proposed contract is addressed by a written resolution signed by all Directors in lieu of a meeting of the Board, the disclosure must be made immediately upon receipt of the resolution or, if the Director had no interest at the time of receipt of the resolution, at the first meeting of the Board after he or she acquired the interest.

A Director who discloses a conflict of interest must refrain from taking part in any discussions or voting on any resolution to approve the contract, unless the contract is:

(a)	An arrangement by way of security for money loaned to or obligations undertaken by that Director, or by a body corporate in which that Director has an interest, for the benefit of Westport or an affiliate;
(b)	A contract relating primarily to a Director’s remuneration as a Director, officer, employee or agent of Westport or an affiliate;
(c)	A contract for indemnity or insurance with respect to a Director or officer of Westport, a former Director or officer of Westport or a person who acts or acted at Westport’s request as a Director or officer of a body corporate of which Westport is or was a shareholder or creditor;
(d)	A contract with an affiliate of Westport, provided, however, that Directors who serve on Boards of affiliated corporations are not prohibited from voting on contracts between the two corporations.

Any profits or gains realized by a Director as a result of their privileged position on the Board must be reimbursed to Westport, except in the case of gains resulting from contracts with respect to which that Director has complied with the obligation to disclose his or her interest and refrained from voting.

Corporate opportunity

Directors are precluded from obtaining for themselves or diverting to another person or corporation with whom or with which they are associated, without the approval of the Board, any property or business advantage either belonging to Westport or for which it has been negotiating.

Each Director is also precluded from so acting even after their resignation where the resignation may fairly be said to have been prompted or influenced by a wish to acquire for themselves the opportunity sought by Westport, or where it was their position with Westport that led to the opportunity.

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A Director may not use his or her position as a Director to make a profit on any transaction even if it was not open to Westport to participate in the transaction.

Duty of Independence

A Director must act strictly in the best interests of Westport and its shareholders generally and not in the interest of any one shareholder or group of shareholders. In determining whether a particular transaction or course of action is in the best interests of Westport, a Director, if he or she is elected or appointed by holders of a class or series of shares, may give special, but not exclusive, consideration to the interests of those who elected or appointed them subject to compliance with their general fiduciary duties.

Duty of Confidentiality

Directors of Westport have an obligation to maintain the confidentiality of all matters discussed at meetings of the Board unless:

(a)	It was clearly understood at the Board meeting that the information was not required to be kept in confidence;
(b)	The Director was required or authorized by law to disclose the information;
(c)	The Director was authorized expressly or implicitly by the Board to make disclosure of the information; or
(d)	The information was previously disclosed publicly.

Duty not to Misuse Information or Position

Directors must not misuse their position or make improper use of information acquired by virtue of their position to gain, directly or indirectly, an advantage for themselves or any other person or to cause detriment to Westport. Directors are insiders of Westport and, as such, must not use any information to trade in securities or to assist others to trade in securities before the information is available to the public.

Securities Trading and Insider reporting

Directors are required to comply with Westport's Trading Policy (including the blackout periods instituted under that policy) and all applicable laws, and to report to the appropriate regulatory authorities, and to Westport’s Vice President, Investor Relations & Communications, any changes in their direct or indirect beneficial ownership of or control or direction over securities of Westport within five days of the change.

Access to Management

Directors will gain regular exposure to members of Executive Management at both formal Board meetings and in more informal settings such as Board dinners and strategic retreats. Any Director may, should they desire, consult with any member of management on an as-needed basis if they deem such a meeting or conversation necessary in carrying out their responsibilities and duties as Directors. Without restricting this right in any way, Directors will ensure that they will not interfere with or usurp management responsibility and authority. If a Director feels a decision or action taken by management is incorrect, the appropriate channel for discussion and debate is through the Board Chair, or Lead Director, and the CEO.

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An Effective Corporate Secretary

A Corporate Secretary who has a position description approved by the Board, or a designated secretary of Board meetings performing substantively the same functions, shall support the Board in its work. The Corporate Secretary shall report to the Chair of the Board. The Chair shall approve the appointment of the Corporate Secretary and evaluate his or her performance.

Retaining of Professional Advisors

The Board Chair or Lead Director may, in his or her discretion, retain professional advisors to provide services to the Board or a committee, at the expense of Westport, for the purpose of advising the Board or a committee in the execution of its responsibilities and duties.

Financial Statements

The Board has a duty to approve the annual financial statements of Westport and to submit the financial statements of Westport, and the Independent Auditors’ report thereon, for the preceding year to the shareholders at the annual general meeting of the shareholders of Westport.

The Audit Committee has primary responsibility with respect to the review of Westport’s quarterly and annual financial statements, including the responsibility for ensuring that all financial disclosures are in compliance with applicable regulatory requirements, provided that the Board as a whole shall in all cases approve the annual financial statements of Westport.

A Director is required to forthwith notify both the Audit Committee and Westport’s Independent Auditors of any error or misstatement of which he or she became aware in the audited financial statements of Westport. The Board has a duty to cause the preparation and issuance of corrected financial statements on being informed of an error or misstatement by an auditor or former auditor and the duty to file these statements with or inform the appropriate regulatory authorities.

On demand from Westport’s Independent Auditors, each present and former Director of Westport has a duty to furnish to Westport’s Independent Auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of Westport or its subsidiaries that he or she is reasonably able to furnish and which Westport’s Independent Auditors consider necessary to enable them to report on the annual financial statements.

Shareholder Meetings

The Board is required to call the annual general meeting of the shareholders within the periods required by applicable law and the applicable rules of the TSX and NASDAQ stock exchanges and may, at any time, call a special meeting of shareholders. The Board has a duty to call a special meeting of the shareholders to approve any matter that requires the approval of shareholders by special resolution.

Director Compensation

The HRC Committee shall recommend for discussion and Board approval levels and forms of compensation for Directors, and shall work to ensure that such compensation realistically reflects the responsibilities and risk in being an effective Westport Director. In establishing such compensation the HRC Committee will consider the following objectives:

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•	Directors should be competitively compensated in relation to Directors of companies of similar size, complexity, geographic scope and other relevant measures
•	Director compensation should align the interests of Independent Directors with those of Westport shareholders by including a long term equity component, noting that the Board has adopted a compensation policy that excludes stock options for Directors
•	Compensation should recognize the extra work and responsibility taken on by Committee Chairs and members of committees
•	Compensation should recognize the significant workload and responsibility of the Board Chair

Notwithstanding any of the above, Directors who are also members of management or who are otherwise compensated by Westport will not receive additional compensation for serving on the Board in any capacity.

Westport will reimburse Directors for all reasonable expenses incurred in attending meetings or otherwise acting on Westport business, pursuant to Westport's Expense Reimbursement Policy.

Directors’ Shareholdings

In an effort to better align the interests of the Director with the common shareholders of Westport, each non-employee Director is required to hold a minimum of three times their cash annual retainer in Westport common shares or share units, to be acquired within a five year period, such period commencing on the date that the Director was initially elected to the Board.

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Loans and Other Financial Transactions With Directors and Executive Management

Westport shall be prohibited from making any loans to any of its Directors or officers. For clarity, this prohibition is not meant to cover incidental instances where a Director or officer may be in a position requiring repayment of expenses or taxes in the normal course of business.

Westport has adopted an Anti-Hedging Policy that prohibits Executive Management and Directors from personally trading in Westport derivatives including hedging and monetization schemes involving Westport shares. Directors shall comply at all times with Westport's Anti-Hedging Policy.

Other Board Memberships

Unless approved by the NCG Chair:

•	the CEO is prohibited from accepting directorships of another public company;
•	Directors will not sit on the Boards of more than four public companies;
•	three or more Westport Directors are prohibited from sitting on another public company’s board of directors together; and
•	No member of Executive Management may accept a directorship of another public company.

The CEO will also not accept a position on the board of a company whose CEO is a Westport Director.

Annual Review of Charter

The Board shall annually review this Charter to ensure it is up to date, sufficient for assisting the Board in the exercise of its responsibilities, and consistent with the latest and best corporate governance practices.

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SCHEDULE "B"
AUDITOR REPORTING PACKAGE

February 28, 2014

KPMG LLP 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K3	Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre Vancouver , British Columbia V7X 1P4

AND TO:	British Columbia Securities Commission, as Principal Regulator
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission - Securities Division
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island, Office of the Attorney General Securities Division
New Brunswick, Securities Administration Branch
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Notice Pursuant to National Instrument 51-102

This Notice is delivered to you pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") in connection with the change of auditors of Westport Innovations Inc. ("Westport").

It is intended that Westport will not propose KPMG LLP (the "Former Auditor") for reappointment as auditor at its Annual and Special Meeting of Shareholders, currently scheduled for April 24, 2014 and will instead propose Deloitte LLP (the "Successor Auditor") for appointment as Westport's auditor. This notice is provided to the Former Auditor pursuant to section 4.11(5)(a)(i) of NI 51-102 and to the Successor Auditor pursuant to section 4.11(6)(a)(i) of NI 51-102 (the change of auditor hereafter referred to as the "Change").

In connection with this matter, and pursuant to NI 51-102, please be advised that:

1.	the Change has been approved by Westport's audit committee and board of directors;
2.	there were no reservations contained in the Former Auditor's reports on any of Westport's financial statements for the period commencing on January 1, 2012 and ending at the conclusion of the financial year ended December 31, 2013;
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3.	no modified opinion was expressed in the Former Auditor's reports on any of Westport's financial statements for the period commencing on January 1, 2012 and ending at the conclusion of the financial year ended December 31, 2013; and
4.	in the opinion of Westport no "reportable event", as that term is defined in NI 51-102, occurred prior to the Change.

NI 51-102 requires that both the Former Auditor and the Successor Auditor review this Notice and respond to this Notice by way of letter addressed to the applicable securities commissions (being those indicated above). Such letter must include a statement in respect of each of the above numbered points stating whether the Former and Successor Auditors either:

(i) agree,

(ii) disagree, and the reasons why, or

(iii) has no basis to agree or disagree, in respect of each point.

We would ask that you kindly prepare the required response letters and arrange for two originally-signed copies of the same to be delivered to the undersigned (along with an email containing an electronic version of the same) on or prior to March 11, 2014.

We trust you will find the foregoing to be in order. If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned.

Yours truly,

WESTPORT INNOVATIONS INC.

(signed) William Larkin

William Larkin

Chief Financial Officer

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KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

March 7, 2014

British Columbia Securities Commission, as Principal Regulator

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission-Securities Division

The Manitoba Securities Commission

Autorité des Marchés Financiers

Nova Scotia Securities Commission

Price Edward Island, Office of the Attorney General Securities Division

New Brunswick, Securities Administration Branch

Securities Commission of Newfoundland and Labrador

Dear Sirs

Re: Westport Innovations Inc. (the “Corporation”)

Please be advised that in connection with National Instrument 51-102 - Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation’s Notice of Change of Auditors dated February 28, 2014 and, based on our knowledge at this time, are in agreement with the information contained therein.

Yours truly,

(signed) KPMG LLP

John Desjardins
Partner in Charge, Audit

cc: Westport Innovations Inc.

Deloitte LLP

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Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

 March 11, 2014

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Westport Innovations Inc. (the "Company")

Notice Pursuant to NI 51-102 - Change of Auditor

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Westport Innovations Inc. dated  February 28, 2014 (the “Notice”) and agree with the information contained in the first statement as it relates to us, and we have no basis to agree or disagree with the information contained in the remainder of the Notice, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

(signed) Deloitte LLP

Chartered Accountants

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